EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-A)

SUMMARY *3*

   The Business... **3**

   The Offering... **4**

RISK FACTORS *5*

   Risks Related to the Company's Business and Industry **5**

   Risks Related to the Offering **18**

   Risks Related to the Securities **20**

BUSINESS *25*

   Description of the Business... **25**

   Business Plan **26**

   The Company's Products and/or Services **27**

   Industry.. **27**

   Competition... **28**

   Customer Base **28**

   Sourcing and Manufacturing **29**

   Intellectual Property **29**

   Governmental/Regulatory Approval and Compliance **29**

   Litigation... **29**

   Our Corporate History **29**

   Our Corporate Information **30**

USE OF PROCEEDS *30*

   Marketing.. **30**

   Infrastructure **31**

DIRECTORS, OFFICERS, AND MANAGERS *31*

   Indemnification... **31**

   Employees **31**

CAPITALIZATION AND OWNERSHIP... *32*

   Capitalization.. **32**

   Ownership **34**

FINANCIAL INFORMATION.. *35*

   Overview **35**

   Results of Operations **35**

   Cash and Cash Equivalents... **36**

Liquidity and Capital Resources..**36**

Capital Expenditures and Other Obligations **36**

Valuation..**36**

Material Changes and Other Information..**36**

Trends and Uncertainties **36**

Previous Offerings of Securities..**37**

THE OFFERING AND THE SECURITIES *38*

The Offering..**38**

Authorized Capitalization **39**

The Securities..**40**

Voting and Control..**40**

Dividends...**40**

Liquidation..**40**

Fully Paid and Nonassessable..**40**

Anti-Dilution Rights...**40**

Restrictions on Transfer **41**

Other Material Terms...**42**

TAX MATTERS *42*

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.......................... *42*

March 25, 2020

Work Hard Play Hard Train Hard, Inc.

GRIT BXNG

Up to $1,069,998.93 of Common Stock

Work Hard Play Hard Train Hard, Inc. ("**GRIT**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,069,998.93 worth of the Company's Common Stock (the "**Securities**"). Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The minimum target offering amount is $74,250.00 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,069,998.93 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C-A (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by April 29, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The rights and obligations of the holders of the Securities are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, a prospective Investor must complete the purchase process through the Company's intermediary's, OpenDeal Portal LLC dba Republic (the "**Intermediary**"), portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document(s) or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the

forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or to changes in our expectations.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.gritbxng.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic co/grit

About this Form C

You should rely only on the information contained in this Form C-A (this "**Form C**"). We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Work Hard Play Hard Train Hard, LLC was formed on October 17, 2018 in the State of Delaware as a limited liability company ("**LLC**"). On May 22, 2019, the entity was converted from an LLC to a corporation, Work Hard Play Hard Train Hard, Inc. (the "**Company**").

The Company is located at 9 East 16th Street, New York, New York 10003.

The Company's website is www.gritbxng.com.

The Company conducts business in New York and plans to open a club in San Francisco.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/grit and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of shares of Common Stock being offered	25,000 shares
Total shares of Common Stock outstanding after Offering if Target Offering Amount met	5,107,257 shares[*]
Maximum amount of shares of Common Stock being offered	360,269 shares[*]
Total shares of Common Stock outstanding after Offering if Maximum Offering Amount met	5,442,526 shares[*]
Purchase price per security	$2.97 per share[*]
Minimum individual purchase amount	$252.45 [+]
Offering deadline	April 29, 2020
Use of proceeds	See the description of the use of proceeds on page 30 hereof.
Voting rights	See the description of the voting rights on page 40.

*The total number of Common Stock outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

This Offering is being made through the Intermediary's portal. At the conclusion of the Offering, in addition to receiving 2% of the Securities issued in this Offering, the issuer will pay a fee of 6% of the amount raised in the Offering to the Intermediary.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$252.45	$15.15	$237.30
Aggregate Target Offering Amount	$74,250.00	$4,455.00	$69,795.00
Aggregate Maximum Offering Amount	$1,069,998.93	$21,399.98	$1,048,598.95

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to Investors participating in such programs without notice.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Any condition that causes people to refrain, or prevents people, from visiting our clubs, such as outbreaks of pandemic or contagious diseases, such as the recent outbreak of novel coronavirus (COVID-19), severe weather, or threats of terrorist attacks may adversely affect our business, operating results and financial condition.

Our clubs have been closed indefinitely as a result of the recent outbreak of novel coronavirus (COVID-19). Our business and operations could be materially and adversely affected by this shutdown and /or other outbreaks of pandemic or contagious diseases, severe weather, threats of terrorist attacks or other conditions that cause people to refrain, or prevent people, from visiting our clubs. A widespread regional, national or global health epidemic, such as the recent outbreak of novel coronavirus (COVID-19), or perception of a health epidemic (such as Ebola), whether or not traced to one of our clubs, may cause local governments to close gyms and otherwise cause customers and prospective customers to avoid public gathering places and change their behaviors. Outbreaks of other disease, such as influenza, will likely reduce traffic in our clubs. Any of these events could severely impact our business. In addition, any negative publicity relating to these and other health-related matters may affect customers' perceptions of our studios, reduce customer and prospective customer visits to our studios and negatively impact demand for our studio offerings.

A significant outbreak of contagious diseases in the human population could also result in an economic downturn that could affect demand for our clubs and likely impact our operating results. If the impact of an outbreak continues for an extended period, it could materially adversely impact the growth of our revenue.

Further, terrorist attacks, such as the attacks that occurred in New York City and Washington, D.C. on September 11, 2001, and other acts of violence, such the Collier Township mass shooting and murder-suicide that occurred in an LA Fitness health club in a suburb of Pittsburgh, P.A., that involve multiple victims of gun violence, or war may affect our markets or our operating results. Our geographic concentration in New York City and San Francisco heightens our exposure to any such future terrorist attacks, which may adversely affect our studios and result in a decrease in our revenues. The potential near-term and long-term effect these attacks may have for our customers and the markets for our services are uncertain; however, their occurrence can be expected to further negatively affect the U.S. economy generally and specifically the markets in which we operate. The consequences of any terrorist attacks or any armed conflicts are unpredictable; and we may not be able to foresee events that could have an adverse effect on our business.

We have recently commenced operations.

We were formed in Delaware in 2018, constructing our first boutique fitness studio in New York City and recently commenced operations as a boutique fitness studio. We have not demonstrated our ability to overcome the risks frequently encountered in the boutique fitness studio industry and are still subject to many of the risks common to early stage companies, including the uncertainty as to our ability to implement our business plan, market acceptance of our proposed business and services, under-capitalization, cash shortages, limitations with respect to personnel, financing and other resources and uncertainty of our ability to generate significant revenues, among others. There is no assurance that our activities will be successful or will result in any profit, and the likelihood of our success must be considered given the current stage of our development. There can be no assurance that we will be able to consummate our business strategy and plans, or that we will not be subject to financial, technological, market, or other limitations that may force us to modify, alter, significantly delay, significantly impede or terminate the implementation of such plans. We have limited current operating results and no prior operating results for investors to use to identify historical trends. Investors should consider our prospects in light of the risk, expenses and difficulties we will encounter as an early stage company. Our revenue and income potential is unproven and our business model is continually evolving. We are subject to the risks inherent to the operation of a new business enterprise, and cannot assure you that we will be able to successfully address these risks.

The suspension or termination of, or the failure to obtain, any business or other licenses may have a negative impact on our business.

We maintain a variety of business licenses issued by federal, state and local authorities that are renewable on a periodic basis, including a liquor license for our club in New York City. We cannot guarantee that we will be successful in renewing all of our licenses on a periodic basis. The suspension, termination or expiration of one or more of these licenses could materially adversely affect our revenues and profits. Any changes to the licensing requirements for any of our licenses could also affect our ability to maintain the licenses. In addition, we do not yet have all of the appropriate licenses required for the next club we plan to open in San Francisco, California, including a liquor license for the location. The failure to obtain liquor or other licenses may negatively impact our business.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern.

Our operating losses, negative cash flows from operations and limited alternative sources of revenue raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements for the period ended December 31, 2018 do not include any adjustments that might result from the outcome of this uncertainty. If we cannot raise adequate capital on acceptable terms or generate sufficient revenue from operations we will need to revise our business plans.

We have limited financial and other information upon which an investor can base their decision.

Inasmuch as we have recently just begun corporate operations and have generated limited revenue, we have limited financial information upon which you can base your investment decision. Our audited financial statements for the period ended December 31, 2018, primarily reflect our start-up costs and do not reflect our planned operations. Therefore, the audited financial statements for the period ended December 31, 2018 should not be relied upon as an indication of our future operations.

We have experienced operating losses to date and expect to continue to generate operating losses and experience negative cash flows and it is uncertain whether we will achieve profitability.

For the period ended December 31, 2018, we incurred a net loss of $643,957. We expect to incur operating losses until such time, if ever, as we are able to achieve sufficient levels of revenue from operations. There can be no assurance that we will ever generate significant revenue or achieve profitability. Accordingly, the extent of future losses and the time required to achieve profitability, if ever, cannot be predicted at this point. Our operating results for future periods are subject to numerous uncertainties and there can be no assurances that we will be profitable in the foreseeable future, if at all. If our revenues decrease in a given period, we may be unable to reduce operating expenses as a significant portion of our operating expenses are expected to be fixed (such as our lease payments), which could materially and adversely affect our business and, therefore, our results of operations and lead to a net loss (or a larger net loss) for that period and subsequent periods.

We also expect to experience negative cash flows for the foreseeable future as we anticipate increased expenses as we expand and open other locations. As a result, we will need to generate significant revenues or raise additional financing in order to achieve and maintain profitability and finance the expansion of our operations to new locations. We may not be able to generate these revenues or achieve profitability in the future. Our failure to achieve or maintain profitability may negatively impact the value of our securities and financing activities.

We are dependent upon access to external sources of capital to grow our business.

Our business strategy contemplates future access to debt and equity financing to fund the expansion of our business. The inability to obtain sufficient capital to fund the expansion of our business could have a material adverse effect on us. There can be no assurances that we will be able to raise the funds needed.

We expect to make capital expenditures necessary to pursue our expansion strategy. Any required outlays may from time to time be significant and when incurred may adversely impact our cash flow.

Our expansion strategy contemplates the opening of multiple new boutique fitness studios. Required outlays for such capital expenditures may at times be significant and may adversely impact cash flows during the periods when incurred. In addition, we may need to finance such expenditures with indebtedness which would increase our financing costs and cost of capital, and may adversely impact our results of operations.

We have, and will continue to have, significant lease obligations. We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs and the need to generate significant cash flow to meet our lease obligations.

We have, and will continue to have, significant lease obligations. We currently lease the location of our initial boutique fitness studio in New York City pursuant to a 15-year lease and have entered into a 65-month lease for a second location in San Francisco. Our ability to negotiate favorable terms on leases for new and existing locations with renewal options, could depend on conditions in the real estate market, competition for desirable properties and our relationships with current and prospective landlords or may depend on other factors that are not within our control. Any or all of these factors and conditions could negatively impact our revenue, growth and profitability.

In addition to future minimum lease payments, we expect that some of our boutique fitness studio leases will provide for additional rental payments based on a percentage of net sales, or "percentage rent," if sales at the respective stores exceed specified levels, as well as the payment of common area maintenance charges, real property insurance, and real estate taxes, among others. We also expect that many of our lease agreements will have defined escalating rent provisions over the initial term and any extensions.

We will depend on cash flow from operations to pay our lease expenses. If our business does not generate sufficient cash flow from operating activities to fund these expenses, we may not be able to service our lease expenses, which could materially harm our business. Furthermore, the significant cash flow required to satisfy our obligations under the leases increases our vulnerability to adverse changes in general economic, industry, and competitive conditions, among others, and could limit our ability to fund working capital, incur indebtedness, and make capital expenditures or other investments in our business.

If any club is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease. Our inability to enter into new leases or renew existing leases on terms acceptable to us or be released from our obligations under leases for stores that we close could materially adversely affect us.

Our failure to comply with the terms of our outstanding Notes could result in a default under the terms of the notes and, if uncured, it could potentially result in action against us.

We currently have outstanding $420,000 in principal amount related to the 9% convertible promissory notes (the "**Convertible Notes**") that we issued to investors in our private placement that was recently terminated. Unless converted into shares of common stock prior to maturity, the Convertible Notes provide that outstanding principal and accrued interest thereon is due on July 31, 2022, subject to cash payments required upon a change of control. The notes only convert into shares of common stock upon our consummation of an initial public offering or our securities and there can be no guarantee that we will consummate a public offering or our securities prior to the maturity date of the Convertible Notes. If we fail to comply with the terms of the Convertible Notes, the note holders could declare a default under the notes and if the default were to remain uncured, the note holders would have the right to take legal action against us.

We anticipate that new clubs in their initial years of operation will experience prolonged periods of losses.

Upon opening a club, we expect to experience an initial period of club operating losses. The receipts from new customers typically generate insufficient revenue for a club to initially generate positive cash flow. As a result, we expect our clubs to operate at a loss in their first full year of operations and to have lower margins in their second full year of operations. These operating losses and low margins will negatively impact our results of operations. This negative impact will be increased by the initial expensing of pre-opening costs, which include legal and other costs associated with lease negotiations and permitting and zoning requirements, as well as depreciation and amortization expenses, among others, which will further negatively impact our results of operations. We may, at our discretion, accelerate or expand our plans to open new clubs, which may adversely affect results from operations.

We may incur rising costs related to construction of new clubs and maintaining our existing clubs. If we are not able to pass these cost increases through to our customers, our returns may be adversely affected.

Our initial club required, and all future clubs will require, significant upfront investment. If our investment is higher than we had planned, we may need to outperform our operational plan to achieve our targeted return. We cannot assure that we can offset cost increases by increasing our class fees and improving profitability through cost efficiencies. Our estimates of future expenses and required cash outlays may be incorrect in light of the fact that we have limited operating history upon which to form a basis for such estimates.

We have inadequate capital and need for additional financing to accomplish our business and strategic plans.

We have very limited funds, and such funds are not adequate to develop our current business plan. At December 31, 2018 and July 31, 2019, our cash balance was $291,419 and $229,768, respectively. We believe that for us to be successful, we will be required to spend a significant amount of capital to build and market our clubs. If the revenue derived from operations is not as anticipated, our ultimate success may depend on our ability to raise additional capital. In the absence of additional financing or significant revenues and profits, we will have to approach our business plan from a much different and much more restricted direction, attempting to secure additional funding sources to fund our growth which could include borrowings, private offerings, public offerings, or some type of business combination, such as a merger, or buyout. In addition, any future sale of our convertible securities or equity securities would dilute the ownership and control of your shares and could be at prices substantially below prices at which our shares have previously been sold. Our inability to raise capital could require us to significantly curtail or terminate our operations, as well as negatively impact our ability to repay the notes upon maturity. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity. In addition, our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds on favorable terms could have a material adverse effect on our liquidity and financial condition.

Since we are not a reporting public company, we are not subject to the internal control requirements that are imposed upon public companies to safeguard assets and we do not publicly file information about our Company.

There have been many legislative enactments, such as the Sarbanes-Oxley Act of 2002, which impose new internal control requirements upon public companies and have caused public companies to implement changes in their corporate governance practices. These new internal control requirements help to safeguard assets and prevent inefficient use of assets and wrongdoing. However, since these requirements are only imposed upon public companies and are very costly to implement, it is most likely that we will not implement many, or any, of these requirements. Therefore, our internal controls for prior periods may not be as strong as those of many public companies. In addition, we do not file quarterly, annual or current reports with the SEC, therefore, there is little public information about us to base an investment decision upon.

We may not successfully affect our intended expansion.

Our success will depend upon our ability to expand the number of clubs we operate into certain key markets and the effective management of our growth, which will place a significant strain on our management and on our administrative, operational and financial resources. Successful implementation of our growth strategy will require significant expenditures before any substantial associated revenue is generated. We cannot assure you that any new clubs, on average, will mature at the same rate as what we anticipate, especially if economic conditions deteriorate. To manage this growth, we must augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed. We compete for qualified individuals with numerous companies. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

Our growth could place strains on our management, employees, information systems and internal controls, which may adversely impact our business.

Our expansion will also place significant demands on our management resources. We will be required to identify attractive club locations, negotiate favorable rental terms and open new clubs on a timely and cost-effective basis while maintaining a high level of quality, efficiency and performance at both mature and newly opened clubs. Moreover, we plan to expand into markets where we have little or no direct prior experience, and we could encounter unanticipated problems, cost overruns or delays in opening clubs in new markets or in the market acceptance for our clubs. In addition, we will need to continue to implement management information systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to recruit, train and retain new instructors and other employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations functions.

These processes are time-consuming and expensive and may divert management's attention. We may not be able to effectively manage this expansion, and any failure to do so could have a material adverse effect on our rate of growth, business, financial condition and results of operations.

A majority of our common stock is owned by our Chief Executive Officer, whose interests may differ from those of our other stockholders.

As of the date hereof, William Zanker, our Chief Executive Officer, owns approximately 65% of the shares of our issued and outstanding common stock. Therefore, Mr. Zanker will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

We are dependent on our Chief Executive Officer. In addition, the loss of key personnel and/or failure to attract and retain highly qualified personnel could make it more difficult for us to develop our business and enhance our financial performance.

We are dependent on the continued services of our senior management team, including our Chief Executive Officer, who has created our business strategy and has the relationships with our celebrity endorser and social media influencers. We believe the loss of our Chief Executive Officer could have a material adverse effect on us and our financial performance. Currently, we do not have any long-term employment agreements with our executive officers, and we may not be able to attract and retain sufficient qualified personnel to meet our business needs. We may not be successful in attracting and retaining the personnel we require to develop and market our clubs. The loss of one or more of our key employees or our inability to attract, retain and motivate qualified personnel could negatively impact our ability to design, develop, and market our clubs.

Our management team, other than our Curriculum Developer, has no experience in the operation of health clubs.

Although, our management team, in particular our Chief Executive Officer, has held many executive officer positions at other companies, neither he, nor the other members of management (other than our Curriculum Developer), has in the past operated a health club chain. The lack of experience of a significant portion of our management team in operating health clubs could adversely affect the success of our business.

We may be unable to attract and retain customers, which could have a negative effect on our business.

The performance of our clubs will be highly dependent on our ability to attract and retain customers, and we may not be successful in these efforts. We currently offer all our classes on a "pay-per-class basis" and on a membership basis, with the ability to buy classes in bulk at a discount. Although our customers can elect different pricing options, which include recurring month-to-month memberships, because all customers will be able to discontinue their classes at our club at any time without penalty it will be difficult to estimate future income. All of our customers are able to discontinue their classes at our club at any time without penalty. In addition, we expect that we will experience attrition and will need to continually engage existing customers and attract new customers in order to maintain our revenue levels and ancillary sales. There are numerous factors that could in the future lead to a decline in customer levels or that could prevent us from increasing our number of customers, including a decline in our ability to deliver quality service at a competitive cost, the age and condition of our clubs and equipment, the presence of direct and indirect competition in the areas in which the clubs are located, the public's interest in boutique studios and general economic conditions, among others. In order to increase customer levels, we may from time to time offer lower rates and fees. Any decrease in our average rates may adversely impact our results of operations.

Negative economic conditions, including increased unemployment levels and decreased consumer confidence, have in the past contributed to, and in the future could lead to, significant pressures and declines in economic growth, including reduced consumer spending. In a depressed economic and consumer environment, consumers and businesses may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for our services and products and such decline in demand may continue as the economy continues to struggle and disposable income declines. Other factors that could influence demand include increases in fuel and other energy costs, conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior, among others. As a result of these factors, customer levels might not be adequate to maintain our operations at profitable levels or permit the expansion of our operations.

In addition, to the extent corporate clients are adversely affected by negative economic conditions, they may decide, as part of expense reduction strategies, to curtail or cancel club benefits provided to their respective employees. Any reductions in corporate support may lead to reduced attendance at our clubs as we cannot assure that employees of corporate customers will choose to continue their classes at our clubs without employer subsidies. A decline in customer levels may have a material adverse effect on our business, financial condition, results of operations and cash flows, among others.

The level of competition in the boutique fitness studio industry could negatively impact our revenue growth and profitability.

The boutique fitness studio industry is highly competitive and continues to become more competitive. In New York City, San Francisco and other cities where we do operate or plan to operate, we compete and will compete with other boutique fitness studios, fitness clubs, private clubs, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs, the YMCA and similar organizations and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry, among others. We will also compete with other entertainment and retail businesses for the discretionary income in our target demographics. We compete for studio space as well as qualified instructors with numerous companies. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

We might not be able to compete effectively in the future in the regions in which we operate. Competitors include companies that are larger and have greater resources than us and these companies may also enter these regions to our detriment. These competitive conditions may limit our ability to increase class fees without a material loss in customers, attract new customers and attract and retain qualified personnel, among others. Additionally, consolidation in the boutique studio industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates or newly constructed club locations, thereby increasing costs associated with expansion through both acquisitions and lease negotiation and real estate availability for newly constructed club locations.

The number of competitor clubs that offer lower pricing and a lower level of service continue to grow. These clubs may attract, customers away from our boutique fitness studios, particularly in the current consumer environment. Furthermore, smaller and less expensive weight loss facilities present a competitive alternative for consumers.

In addition, we face competition from competitors offering comparable or higher pricing with higher levels of service or offerings. Larger outer-suburban, multi-recreational family fitness centers, in areas where suitable real estate is more likely to be available, also compete against our suburban, fitness-only models. We also face competition from the increased popularity and demand for private clubs offering group exercise classes. The prevalence of these smaller clubs may compete against our own club type offerings, such as cycling, yoga and pilates, as consumers may opt to use these competing clubs to fulfill their fitness needs. In addition, large competitors could enter the urban regions in which we operate to open a chain of clubs in these regions through one, or a series of, acquisitions.

The success of our business depends on our ability to retain the value of our brands.

Our ability to maintain our brand image and reputation will be integral to our business. Maintaining, promoting and growing our brand will depend largely on the success of our marketing efforts and our ability to provide a consistent, high-quality customer experience. Our reputation could be jeopardized if we fail to maintain high standards for customer experiences, fail to maintain high ethical, social, and environmental standards for all of our operations and activities, or we fail to appropriately respond to concerns associated with any of the foregoing or any other concerns from our customers. We could be adversely impacted if we fail to achieve any of these objectives or if the reputation or image of any of our brands is tarnished or receives negative publicity. In addition, adverse publicity about regulatory or legal action against us, or by us, could damage our reputation and brand image. Damage to our reputation or loss of consumer confidence for any of these reasons may result in fewer customers, which in turn could materially and adversely affect our results of operations and financial condition. In addition, it may materially impact our ability to open new locations, and operate existing locations.

Initially our business will be geographically concentrated which heightens our exposure to adverse regional developments.

Our first boutique fitness studio is in the New York City. Our geographic concentration in the New York metropolitan area heightens our exposure to adverse developments in this area, including those related to economic and demographic changes in this area, competition, severe weather, potential terrorist threats or other unforeseen events.

For example, in the year ended December 31, 2012, as a result of flooding and power outages caused by Hurricane Sandy, several fitness clubs in the New York metropolitan region were closed for several weeks. We cannot predict the impact that any future severe weather events will have on our ability to avoid wide-spread or prolonged club closures. Any such events affecting the areas in which we operate might result in a material adverse effect on our business, financial condition, cash flows and results of operations in the future.

Our growth will be dependent upon our ability to identify and acquire suitable sites for new locations.

Our continued growth depends, in large part, on our ability to open new locations and to operate those studios successfully. We must identify and acquire sites that meet the site selection criteria we have established. If we are unable to identify and acquire desirable sites for new studios, our revenue growth rate and profits may be negatively impacted. In addition to finding sites with the right geographical, demographic and other measures we employ in our selection process, we also need to evaluate the penetration of our competitors in the region. We face competition from other health and fitness center operators for sites that meet our criteria and as a result, we may lose those sites or we could be forced to pay higher prices for those sites. If we are unable to identify and acquire sites for new studios on attractive terms, our revenue, growth rate and profits may be negatively impacted. Additionally, if our analysis of the suitability of a site is incorrect, we may not be able to recover our capital investment in developing and building the new studio.

Any condition that causes people to refrain, or prevents people, from visiting our clubs, such as severe weather, outbreaks of pandemic or contagious diseases, or threats of terrorist attacks may adversely affect our business, operating results and financial condition.

Our business and operations could be materially and adversely affected by severe weather or outbreaks of pandemic or contagious diseases, threats of terrorist attacks or other conditions that cause people to refrain,

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or prevent people, from visiting our clubs. Our business could be severely impacted by a widespread regional, national or global health epidemic. A widespread health epidemic or perception of a health epidemic (such as Ebola), whether or not traced to one of our clubs, may cause customers and prospective customers to avoid public gathering places or otherwise change their behaviors and impact our ability to staff our studios. Outbreaks of disease, such as influenza, could reduce traffic in our clubs. Any of these events would negatively impact our business. In addition, any negative publicity relating to these and other health-related matters may affect customers' perceptions of our studios, reduce customer and prospective customer visits to our studios and negatively impact demand for our studio offerings.

Further, terrorist attacks, such as the attacks that occurred in New York City and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect our markets or our operating results. Our geographic concentration in New York City heightens our exposure to any such future terrorist attacks, which may adversely affect our studios and result in a decrease in our revenues. The potential near-term and long-term effect these attacks may have for our customers and the markets for our services are uncertain; however, their occurrence can be expected to further negatively affect the U.S. economy generally and specifically the markets in which we operate. The consequences of any terrorist attacks or any armed conflicts are unpredictable; and we may not be able to foresee events that could have an adverse effect on our business.

Our dependence on a limited number of suppliers for equipment and certain products and services could result in disruptions to our business and could adversely affect our revenues and gross profit.

Equipment and certain products and services to be used in our clubs, including our exercise equipment and point-of-sale software and hardware, are expected to be sourced from third-party suppliers. Although we believe that adequate substitutes are currently available, we will be dependent upon these third-party suppliers to operate our business efficiently and consistently meet our business requirements. The ability of these third-party suppliers to successfully provide reliable and high-quality services is subject to technical and operational uncertainties that are beyond our control, including, for our overseas suppliers, vessel availability and port delays or congestion. Any disruption to our suppliers' operations could impact our supply chain and our ability to service our existing stores and open new studios on time or at all and thereby generate revenue. If we lose such suppliers or our suppliers encounter financial hardships unrelated to the demand for our equipment or other products or services, we may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to new suppliers would be time consuming and expensive and may result in interruptions in our operations. If we should encounter delays or difficulties in securing the quantity of equipment we require to open new and refurbish existing studios, our suppliers encounter difficulties meeting our demands for products or services, our websites experience delays or become impaired due to errors in the third-party technology or there is a deficiency, lack or poor quality of products or services provided, our ability to serve our customers and grow our brand would be interrupted. If any of these events occur, it could have a material adverse effect on our business and operating results.

Increases in the minimum wage could increase the cost of our labor and have an adverse effect on our financial results.

We expect to have a substantial number of hourly employees who are paid wage rates above the applicable federal or state minimum wage in order for our wages to remain competitive. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in a number of individual states and municipalities. Several states in which we plan to operate have enacted increases in the minimum wage and legislation to increase the minimum wage is currently pending or being contemplated in other states in which we operate. Although we expect to pay our hourly employees wages above the applicable federal or state minimum wage, as federal or state minimum wage rates increase, we may need to increase the wages paid to our hourly employees in order to remain competitive. Any increase in the cost of our labor could have an adverse effect on our operating costs, financial condition and results of operations.

Our trademarks and trade names may be infringed, misappropriated or challenged by others.

We believe our brand names and related intellectual property are important to our business. We seek to protect our trademarks, trade names and other intellectual property by exercising our rights under applicable trademark and copyright laws. If we were to fail to successfully protect our intellectual property rights for any reason, it could have an adverse effect on our business, results of operations and financial condition. Any damage to our reputation could cause customer levels to decline and make it more difficult to attract new customers.

Use of social media may adversely impact our reputation or subject us to fines or other penalties.

There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of internet-based communication, which allow individuals' access to a broad audience of consumers and other interested persons. Negative commentary about us may be posted on social media platforms or similar devices at any time and may harm our reputation or business. Consumers value readily available information about health clubs and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording us an opportunity for redress or correction. In addition, social media platforms provide users with access to such a broad audience that collective action against our stores, such as boycotts, can be more easily organized. If such actions were organized, we could suffer reputational damage as well as physical damage to our stores.

We also intend to use social medial platforms as marketing tools. For example, we intend to maintain Facebook and Instagram accounts. As laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

We are dependent upon the public image of our celebrity investors and spokespersons and any negative publicity regarding our celebrity investors or spokespersons could have a negative effect on our business.

If there is any negative publicity about the celebrity investors and spokespersons for our company, the negative publicity could have an adverse impact on our business. A large part of our marketing plan has revolved around increasing our public image in the cities in which we have studios. Currently, Pitbull and Tony Robbins are shareholders in our company and Pitbull is a spokesperson for our company and each have posted information about our company on social media.

If we fail to comply with applicable privacy, security, and data laws, regulations and standards, our business could be materially and adversely affected.

We intend to use electronic mail ("**email**"), text messages and phone calls to market our services to potential customers and as a means of communicating with our existing members. The laws and regulations governing the use of telephonic communication, including but not limited to emails, text messages and phone calls, for commercial purposes continue to evolve. Because messaging and phone calls will be important to our business, if we are unable to successfully deliver messages or make phone calls to existing customers and potential customers, if there are legal restrictions on delivering these messages to consumers, or if consumers do not or cannot receive our messages or phone calls, our revenues and profitability could be adversely affected. If new laws or regulations are adopted, or existing laws and regulations are interpreted, to impose additional restrictions on our ability to call or send email or text messages to our customers or potential customers, we may not be able to communicate with them in a cost-effective manner and it may limit our ability to utilize such forms of communication. In addition to legal restrictions on the use of emails, text messages and phone calls for commercial purposes, service providers and others attempt to block the transmission of unsolicited messages, commonly known as "spam." Many service providers have relationships with organizations whose purpose it is to detect and notify the service providers of entities that the organization believes is sending unsolicited messages. If a service provider identifies messaging from us as "spam" as a result of reports from these organizations or otherwise, we could be placed on a restricted list that will block our messages to customers or potential customers. If we are restricted or unable to communicate through emails, text messages or phone calls with our customers and potential customers as a result of legislation, regulation, blockage or otherwise, our business, operating results and financial condition could be adversely affected.

Security and privacy breaches may expose us to liability and cause us to lose customers.

Federal and state law requires us to safeguard all customer financial information, including credit card information. Although we are establishing security procedures and protocol, including credit card industry compliance procedures, to protect against identity theft and the theft of our customers' financial information, our security and testing measures may not prevent security breaches and breaches of customers' privacy may occur, which could harm our business. For example, we expect that a significant number of our users will provide us with credit card and other confidential information and authorize us to bill their credit card accounts directly for our products and services. Techniques used to obtain unauthorized access or to sabotage systems change frequently and are constantly evolving. These techniques and other advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or other developments may result in a compromise or breach of the technology used by us or one of our vendors to protect customer data. We may be unable to anticipate these techniques or to implement adequate preventive or reactive measures. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness of this issue. Further, a significant number of states require the customers be notified if a security breach results in the disclosure of their personal financial account or other information. Additional states and governmental entities are considering such "notice" laws. In addition, other public disclosure laws may require that material security breaches be reported.

Any compromise of our security or that of our third-party vendors or noncompliance with privacy or other laws or requirements could harm our reputation, cause our customers to lose confidence in us, or harm our financial condition and, therefore, our business. In addition, a party who is able to circumvent our security measures or exploit inadequacies in our security measures or that of our third-party vendors, could, among other effects, misappropriate proprietary information, cause interruptions in our operations or expose customers to computer viruses or other disruptions. We may be required to make significant expenditures to protect against security breaches or to remedy problems caused by any breaches. Actual or perceived vulnerabilities may lead to claims against us. To the extent the measures taken by us or our third-party vendors prove to be insufficient or inadequate, we may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our reputation.

We will rely on mobile operating systems and application marketplaces to make our apps available to our customers, and if we do not effectively operate with or receive favorable placements within such application marketplaces and maintain high customer reviews, our usage or brand recognition could decline and our business, financial results and results of operations could be adversely affected.

We will depend in part on mobile operating systems, such as Android and iOS, and their respective application marketplaces to make our apps available to customers. Any changes in such systems and application marketplaces that degrade the functionality of our apps or give preferential treatment to our competitors' apps could adversely affect our platform's usage on mobile devices. If such mobile operating systems or application marketplaces limit or prohibit us from making our apps available to customer, make changes that degrade the functionality of our apps, increase the cost of using our apps, impose terms of use unsatisfactory to us or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors' placement in such mobile operating systems' application marketplace is more prominent than the placement of our apps, overall growth in our customer base could slow. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our app. Additionally, in order to deliver a high-quality app, we need to ensure that our offerings are designed to work effectively with a range of mobile technologies, systems, networks and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance customer' experience. If customers encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, our business, financial condition and results of operations could be adversely affected.

We are subject to government regulation, and changes in these regulations could have a negative effect on our financial condition and results of operations.

Our operations and business practices are subject to federal, state and local government regulation in the various jurisdictions in which our clubs are located, including, but not limited to the following:

• general rules and regulations of the Federal Trade Commission;

• rules and regulations of state and local consumer protection agencies;

• federal and state laws and regulations governing privacy and security of information; and

• state and local health regulations.

Any changes in such laws or regulations could have a material adverse effect on our financial condition and results of operations.

We could be subject to claims related to health or safety risks at our boutique fitness studios.

Use of our boutique fitness studios will pose some potential health or safety risks to customers or guests through physical exertion and use of our services and facilities, including exercise equipment. Claims might be asserted against us for injury suffered by, or death of customers or guests while exercising at a studio. We might not be able to successfully defend such claims. As a result, we might not be able to maintain our general liability insurance on acceptable terms in the future or maintain a level of insurance that would provide adequate coverage against potential claims. Depending upon the outcome, these matters may have a material effect on our consolidated financial position, results of operations and cash flows.

We will be subject to a number of risks related to ACH, credit card and debit card payments we accept.

We intend to accept payments through automated clearing house ("**ACH**"), credit card and debit card transactions. For ACH, credit card and debit card payments, we will pay interchange and other fees, which may increase over time. An increase in those fees would require us to either increase the prices we charge for our classes, which could cause us to lose customers or suffer an increase in our operating expenses, either of which could harm our operating results.

If we or any of our processing vendors have problems with our billing software, or the billing software malfunctions, it could have an adverse effect on our customer satisfaction and could cause one or more of the major credit card companies to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our customers' credit cards, debit cards or bank accounts on a timely basis or at all, we could lose customers revenue, which would harm our operating results.

If we fail to adequately control fraudulent ACH, credit card and debit card transactions, we may face civil liability, diminished public perception of our security measures and significantly higher ACH, credit card and debit card related costs, each of which could adversely affect our business, financial condition and

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results of operations. The termination of our ability to process payments through ACH transactions or on any major credit or debit card would significantly impair our ability to operate our business.

Regulatory changes in the terms of credit and debit card usage, including any existing or future regulatory requirements, could have an adverse effect on our business.

Our business will rely heavily on the use of credit and debit cards in sales transactions. Regulatory changes to existing rules or future regulatory requirements affecting the use of credit and debit cards or the fees charged could impact the consumer and financial institutions that provide card services. This may lead to an adverse impact on our business if the regulatory changes result in unfavorable terms to either the consumer or the banking institutions.

Disruptions and failures involving our information systems could cause customer dissatisfaction and adversely affect our billing and other administrative functions.

The continuing and uninterrupted performance of our information systems will be critical to our success. We intend to use a fully-integrated information system to process new customer information, check-in customers and track and analyze sales and customer statistics, the frequency and timing of customer workouts, cross-studio utilization, customer life, value-added services and demographic profiles by customers. This system will also assist us in evaluating staffing needs and program offerings. Correcting any disruptions or failures that affect our proprietary system could be difficult, time-consuming and expensive because we would need to use contracted consultants familiar with our system.

Any failure of our system could also cause us to lose customers and adversely affect our business and results of operations. Our customers may become dissatisfied by any systems disruption or failure that interrupts our ability to provide our services to them. Disruptions or failures that affect our billing and other administrative functions could have an adverse effect on our operating results.

Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, acts of terrorism and similar events could damage our systems. In addition, computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our sites. Any system disruption or failure, security breach or other damage that interrupts or delays our operations could cause us to lose customers, damage our reputation, and adversely affect our business and results of operations.

Our growth or changes in the industry could place strains on our information systems and internal controls, which may adversely impact our business.

Future expansion or changes in the industry will place increased demands on our administrative, operational, financial and other resources. Any failure to manage such growth or changes effectively could seriously harm our business. To be successful, we will need to continue to improve management information systems and our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, sales and operations functions. These processes are time-consuming and expensive, increase management responsibilities and divert management attention.

Outsourcing certain aspects of our business could result in disruption and increased costs.

We intend to outsource certain aspects of our business to third-party vendors that subject us to risks, including disruptions in our business and increased costs. For example, we intend to engage third-parties to host and manage certain aspects of our data center, information and technology infrastructure and electronic pay solutions. Accordingly, we will be subject to the risks associated with the vendor's ability to provide these services to meet our needs. If the cost of these services is more than expected, if the vendor is not able to handle the volume of activity or perform the quality of service that we expect, if we or the vendor are unable to adequately protect our data and information is lost, if our ability to deliver our services

is interrupted, or if our third-party vendors face financial or other difficulties, then our business and results of operations may be negatively impacted.

Risks Related to the Offering

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs"

and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.

Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able

to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

An investment in the common stock is speculative and there can be no assurance of any return on any such investment.

An investment in the common stock is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in our company, including the risk of losing their entire investment. No assurance can be given that the fair market value of any shares of common stock will exceed the price paid by investors for the common stock or that investors will be able to profit from their investment in the common stock especially in light of the fact that we do not initially intend for our common stock to trade on any national securities exchange or over the counter or electronic quotation system.

The offering price of the common stock has been determined by us and may not be indicative of our actual value or the value of our securities.

The offering price per share of the common stock have been determined by us, is not based on any market price of the common stock (of which there is none) and is not indicative of our actual value or the value of our securities. The price of the common stock bears no relationship to the assets, book value, net worth or any other recognized criteria of our value. The offering price should not be considered as an indication of our actual value or the value of the common stock.

There is no guarantee that we will raise $1,069,998.93 million in the offering.

Our goal is to raise $1,069,998.93 in the offering, but there is no guarantee that we will be successful in raising that amount. If we do not raise the entire $1,069,998.93, we will likely have to review our plans for using the net proceeds from the offering and to reallocate the ways in which the net proceeds will be used. We will have broad discretion in reallocating the use of the net proceeds and you may not approve of the ways the net proceeds are used.

Our management has broad discretion to determine how to use the proceeds received from the offering, and may use them in ways that may not enhance its operating results or the price of our common stock.

We plan to use the net proceeds of the offering to fund the opening of a club in San Francisco and a second New York City club as well as for general working capital purposes. Our management will have broad discretion over the use and investment of the net proceeds of the offering, and accordingly investors in the offering will need to rely upon the judgment of its management with respect to the use of proceeds with only limited information concerning management's specific intentions. It is possible that we may decide in the future not to use the proceeds of the offering in the manner in which it currently expects.

Our offering is being conducted on a "best efforts" basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

This Offering is on a "best efforts" basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Investors in the offering will experience immediate and substantial dilution in the book value of their investment.

The offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock immediately prior to the offering. Therefore, if you purchase our common stock in the offering, you will incur an immediate dilution.

An investment in our securities is highly illiquid

It will be very difficult for an investor to sell our securities to a third-party until a market for our securities develops, of which there can be no assurance. Investors must therefore be prepared to bear the economic risk of an investment in our common stock for an indefinite period of time. The exit strategy for investors or liquidity event will only occur if an event such as the sale of our company, a full a public offering onto an exchange or national exchange, or a complete refinancing of the business occurs, among other potential events. If you require liquidity in your investments, you should not invest in our common stock.

Future sales of our securities will dilute the ownership interest of our current stockholders.

We may sell additional equity securities in order to raise the funds necessary to expand our operations. Any such transactions will involve the issuance of our previously authorized and unissued securities and will result in the dilution of the ownership interests of our present stockholders. In addition, exercise of outstanding warrants or conversion of outstanding notes will also further dilute the ownership interest of our stockholders.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of potential gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our shares of common stock will be your sole source of gain for the foreseeable future.

Anti-takeover provisions in our charter documents and under Delaware law may make an acquisition of us more complicated and may make the removal and replacement of our directors and management more difficult.

Our certificate of incorporation and bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions may also make it difficult for stockholders to remove and replace our board of directors and management. These provisions:

- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and prevent or delay a takeover attempt;

- limit who may call a special meeting of stockholders; and

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of fifteen percent (15%) or more of our common stock for three years unless the holder's acquisition of our stock was approved in advance by our board of directors. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

The rights of our preferred stock could negatively affect holders of common stock and make it more difficult to effect a change of control.

Our board of directors is authorized by our charter to create and issue preferred stock. Certain of the rights of holders of preferred stock could take precedence over the rights of holders of common stock. We are authorized to issue 5,000,000 shares of preferred stock, none of which is designated. Preferred stock may be issued which such terms and preferences as are determined in the sole discretion of our board of directors, without the approval of our stockholders. The rights of future preferred stockholders could delay, defer or prevent a change of control, even if the holders of common stock are in favor of that change of control, as well as enjoy preferential treatment on matters like distributions, liquidation preferences and voting.

Investor funds will not accrue interest while in escrow prior to closing.

All funds delivered in connection with subscriptions for the common stock will be held in a non-interest bearing escrow account until the closing of the offering, if any. We may conduct one of more closings at our discretion. Investors in the Common stock offered hereby may not have the use of such funds or receive interest thereon pending the completion of the offering.

The issuance of shares upon exercise of our outstanding options or contractual commitments may cause immediate and substantial dilution to our existing shareholders.

We presently have options that if exercised and contractual commitments based upon certain milestones that if met would result in the issuance of an additional 65,950 shares of our common stock. The issuance of such shares may result in dilution to the interests of other shareholders. We also have outstanding warrants and convertible notes that when exercised or converted will result in dilution to investors.

Our executive officers, directors and their affiliates may exert control over us and may exercise influence over matters subject to shareholder approval.

Our Chief Executive Officer, together with his respective affiliates, beneficially owned approximately 65% of our outstanding common stock as of January 15, 2020. Accordingly, these shareholders, if they act together, may exercise substantial influence over matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discourage a potential acquirer from attempting to obtain control over us, which in turn could have a material adverse effect on the market value of our common stock. For information regarding the ownership of our common stock by our executive officers and directors and their affiliates, please see the section entitled "*Capitalization and Ownership*."

Our management will have broad discretion over the use and investment of the net proceeds received in the offering and might not apply the proceeds in ways that increase the value of your investment in our common stock.

Our management will have broad discretion over the use and investment of the net proceeds received from the offering, and you will be relying on, and may not agree with, the judgment of management regarding the application of these net proceeds. Management intends to use the net proceeds received from the offering as described Section 9 below. The failure by management to apply these funds effectively may result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Management may invest the net proceeds received from the offering in a manner that does not produce income or increase value, which could have a material adverse effect on our business and cause the price of our common stock to decline.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of potential gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our shares of common stock will be your sole source of gain for the foreseeable future.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Investors will be required to purchase the Securities using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.

In order to better manage its cap table, the Company has elected to exclusively accept investment commitments in the Offering through custodial accounts managed by the escrow agent, Prime Trust, LLC. Therefore, to make an investment commitment, a prospective Investor <u>must</u> make a custodial account with Prime Trust and subscribe to the Offering in a manner that appoints Prime Trust, LLC as their custodian. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer a purchased Security out of the Prime Trust custodial account, they may incur a fee.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Omnibus Common Stock Investment Agreement, not Common Stock.

The beneficial interest in the Omnibus Common Stock Investment Agreement does not entitle Investors, excluding Prime Trust as the custodian and trustee, to any voting, information or inspection rights with respect to the Company, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange the beneficial interest for Common Stock. Prime Trust as the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Common Stock Investment Agreement in its sole and absolute discretion. Investors should carefully review the Subscription Agreement for Omnibus Common Stock Investment Agreement to understand the risks inherent in this investment vehicle.

Legal Matters

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Work Hard Play Hard Train Hard, Inc. (the "**Company**" or "**GRIT**") is focused on the group fitness market for individuals. We provide a one of a kind group fitness experience that inspires our members to stay physically fit and build a community of trainers and members that together will reinforce the idea of community and mutual support engaging in physical activity, including strength training and kick boxing, while moving to the rhythm of music in a club-like studio setting. Our goal is to change people's relationship with exercise by creating a workout that doesn't feel like work, is physically efficient and challenging, spiritually uplifting and above all else, fun.

Our GRIT BXNG group-fitness studio offers 50-minute full body workouts with the aim of building strength and confidence through powerful boxing sequences. GRIT BXNG classes utilize high intensity interval training in a club-like atmosphere with a surround sound system, dynamic lighting, video screens, and inspirational trainers. In addition to the boxing classes, the GRIT facility design includes a full-service liquor bar, providing the GRIT community with a place to socialize workouts. We believe that music, lights and video are the differentiating factors that allow for the creation of a vibrant social community within an entertainment driven, multi-layered fitness experience.

In August 2019, we launched our first fitness studio in Union Square New York City and have signed a lease for a second fitness studio location in San Francisco. Eventually, we hope to open new locations around the country to offer more class availability and expand the GRIT community.

We rely heavily on social media and have entered into an endorsement agreement with PitBull to act as our celebrity spokesperson.

Milestones

- Initiated classes at our 5,500 sq. foot flagship studio in NYC in August 2019.

- Reached $1M in gross revenue on our 97th day of operations in November 2019.

- Sold over 12,000 intro packages.

- 344 class registrations per day on average.

- Hired 9 superstar trainers from all over the world— some who have trained the biggest celebrities.

- Featured in Forbes, CNBC, Yahoo! Finance, New York Post, GQ, Refinery 29, People, and many more.

- Backed by investor Tony Robbins and brand ambassador Pitbull.

Our Vision

There are many reasons so many of us are sedentary, but most behavioral scientists agree that our attitudes about exercise play a defining role. If we expect exercise to be fun and enjoyable, we often will exercise. If not, we won't. Every commercial fitness studio, whether it be an LA Fitness, Planet Fitness or Gold's Gym location, seems to feel the same; GRIT is designed to bring fitness to the next level, with its club lighting and sound, extraordinary workout, and community of attendees who love to work out while having a good time.

Why GRIT BXNG

- *A Differentiated Experience.* At GRIT, we believe music, lights and video, are the differentiating factors that allow us to create a vibrant social community in an entertainment driven, multi-layered fitness experience. We believe that we stand out with our planned proprietary training programs, celebrity trainers, DJ curated playlists, social media influencers in the fitness space and technologically advanced equipment. GRIT is designed to make working out fun. tour goal is to have the impact of a lifestyle brand and make every GRIT attendee feel like they are part of a unique community.

- *Scalable Business*. GRIT studios can be built in many locations, both in major cities and in the suburban areas. The size and layout of our studios are also flexible, as our studios are estimated to need at a minimum 5,000 square feet.

- *Management Team with Strong Social Media Marketing Experience and Experiences and Well-known Trainers*. Our Chief Executive Officer has many years of experience in social media marketing including as a motivational speaker. In addition, the celebrities that have endorsed our fitness studios also have a strong presence with social media. Each of our 9 fitness instructors at our NYC location have years of experience as instructors and have social media presence as influencers.

- *Large and Attractive Market*. We believe the boutique fitness market is highly attractive given its scale, growth dynamics and consumer trend. According to the 2018 IHRSA Health Club Consumer Report, in 2017, health club membership topped 174 million consumers around the globe, total industry revenue totaled an estimated $87.2 billion in 2017 and the club count exceeded 200,000 facilities. According to the 2017 IHRSA Health Club Consumer Report, membership, and the total number of clubs all increased in the U.S. from 2016 to 2017, revenue grew from $27.6 billion in 2016 to $30 billion in 2017, while membership increased from 57.2 million to 60.9 million. The U.S. club count rose from 36,540 locations to 38,477 sites.

Our Initial Fitness Studio

In July 2018, our wholly owned subsidiary, Change Your Life LLC, entered into a lease for its first GRIT fitness studio. The leased premises consist of the ground floor and basement at 9 E. 16th Street in New York City, located between Fifth Avenue and Union Square Park, location with 4,940 square feet of space primarily on the ground floor of the building. The lease has a 15 year term and an initial annual base rent of $600,000, which increases over the life of the 15 year term at rate of 3% per year. In addition, Change Your Life LLC will be responsible for its proportionate share of any increase in New York City real estate taxes relating to the premises. The lease payments commenced May 2019.

The workout studio has a state of the art sound system and the workout rotates between the 18 aquabags, 18 treadmills and the weight room comprised of 18 work out benches and weights. The facility also includes a full service liquor bar that serves liquor after work outs and full service locker room with showers and lockers to store personal belongings.

The classes at our 9 E. 16th Street in New York City are led by our six instructors, each of whom have years of experience as instructors and have social media presence as influencers.

Business Plan

In August 2019, we opened our first studio in Union Square, New York City, and on July 22, 2019 we signed a 65 month lease for a second studio for 2,399 square feet comprised of basement space and ground floor space at 2283 Market Street, San Francisco that we intend to open in Q4 2020. Rent pursuant to the lease for the studio to be located in San Francisco commenced January 2020 and ranges from $14,500 per month to $16,320 per month for the last year of the lease. We are also responsible for payment for certain expenses for the common areas.

We intend to expand our studio base to other locations initially in New York City and other major cities. We intend to open at least three new studios per year for the next several years.

We have adopted a disciplined, highly analytical approach to selecting studio locations. We seek to open studios in locations that support the brand image, targeting street locations that have good visibility and ease of access. We target locations based on market characteristics, demographic and psychographic characteristics, including income and education levels and the presence of key retailers, restaurants and/or corporations, population density and other key characteristics.

When opening new studios, we target investment levels and returns that are in line with what we have experienced with our initial fitness studio opening. For new urban studios, we target an investment of approximately $2.0 to $2.5 million per studio.

The Company's Products and/or Services

GRIT BXNG is a 50-minute full body workout that utilizes nine rounds of intervals to create a unique training regimen. The workouts are aimed at maximizing results, minimizing injuries. The combination of boxing with low impact, water-filled boxing bags and high intensity interval training (HIIT) with benches and treadmills offers several exercise combinations for dynamic and fun workouts. The class curriculum design allows for the creation of a variety of workouts for both novice and experienced boxers alike. Participants are provided with the tools to help develop strength on the bags, endurance and speed on the treadmills and tone bodies and core with floor exercises. GRIT BXNG is designed to target the entire body as attendees will be expected to burn approximately 1,000 calories per session, feel good, and experience an endorphin high for the rest of their day.

A significant portion of our revenue is derived from the revenue we generate from our classes. We currently offer our classes on a "pay-per-class basis" providing the ability to buy one class at a time for $36 or the ability to buy 5, 10, 20 or 30 classes for discounted rates that include the ability to obtain guest passes for free and free drinks at the bar with various expiration dates ranging from 30 days for one class to one year for 30 classes. We also offer our classes on a membership basis that renew every 30 days (the memberships ranging from six classes per 30 days to unlimited classes per 30 days), which include discount rates that also include the ability to obtain guest passes for free and free drinks at the bar. In addition, we also derive revenue from our corporate events.

We also derive a small amount of revenue from glove rental ($3 per pay), hand wraps ($8 per wrap) and sales of clothing that contains our logo.

Industry

According to the 2018 IHRSA Health Club Consumer Report, in 2017, health club membership topped 174 million consumers around the globe, total industry revenue totaled an estimated $87.2 billion in 2017 and the club count exceeded 200,000 facilities. According to the 2017 IHRSA Health Club Consumer Report, membership, and the total number of clubs all increased in the U.S. from 2016 to 2017, revenue grew from $27.6 billion in 2016 to $30 billion in 2017, while membership increased from 57.2 million to 60.9 million. The U.S. club count rose from 36,540 locations to 38,477 sites.

A recent study by the Physical Activity Council (PAC) claims millennials are the most active generation. The 2018 report, which surveyed 30,999 Americans, divided different generations into five activity levels, ranging from "active to a healthy level" to "inactive." According to the report, nearly half of millennials (ages 19 to 38) participated in high-calorie-burning activities in 2017. A survey by nutrition company My

Protein found that Millennials spend an average of $155 per month on health and fitness; that's $112,000 in their entire lifetime.

In addition, the management consultancy firm Kurt Salmon's retail and consumer division 2017 report indicates that the small-box studio format is outpacing the old-fashioned gym, with revenue, on average, was up 8.5% year-over-year at chains like SoulCycle, The Bar Method and Flywheel, where members pay per class. When private equity firm Catterton bought a majority stake in 300-strong ballet barre workout chain Pure Barre, the Wall Street Journal reported that on average boutique fitness attendees work out around 15 times a month and spend around $142 a month on classes, as compare that to the average gym goer, who works out 10 times a month and spends $65 a month on gym fees.

U.S. Club members use their gym on average 104 days a year, said Joe Moore, IHRSA president and CEO. Results show that more than one out of five Americans belonged to at least one U.S. health club or studio, according to IHRSA.

Competition

The boutique fitness studio industry is highly competitive and continues to become more competitive. We compete with other general health and fitness clubs, private studios, amenity and condominium clubs and, to a certain extent, the home-use fitness equipment industry that offer or make available boxing alternatives. There are approximately 80 fitness studios within eight blocks of our initial fitness studio in Union Square, New York City. The fitness industry is highly fragmented, and we face competition from individual boutique fitness studios. We will also compete with other entertainment and retail businesses for the discretionary income in our target demographics. We compete for studio space as well as qualified instructors with numerous companies. Competition for such individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

We believe that we successfully compete on the basis of our differentiated fitness experience and our premium brand. Additionally, we believe that our culture of service and our focus on community differentiates us from our competitors and will allow us to strengthen customer loyalty. Not only will we compete for customers, but we will also compete for trainers, many of whom are committed to other fitness studios. These competitive conditions may limit our ability to increase class fees without a material loss in customers, attract new customers and attract and retain qualified personnel, among others. Additionally, consolidation in the boutique studio industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates or newly constructed club locations, thereby increasing costs associated with expansion through both acquisitions and lease negotiation and real estate availability for newly constructed club locations.

The number of competitor clubs that offer lower pricing and a lower level of service continue to grow. These clubs may attract, customers away from our boutique fitness studios, particularly in the current consumer environment. Furthermore, smaller and less expensive weight loss facilities present a competitive alternative for consumers.

In addition, we face competition from competitors offering comparable or higher pricing with higher levels of service or offerings. Larger outer-suburban, multi-recreational family fitness centers, in areas where suitable real estate is more likely to be available, also compete against our suburban, fitness-only models. We also face competition from the increased popularity and demand for private clubs offering group exercise classes. The prevalence of these smaller clubs may compete against our own club type offerings, such as cycling, yoga and pilates, as consumers may opt to use these competing clubs to fulfill their fitness needs. In addition, large competitors could enter the urban regions in which we operate to open a chain of clubs in these regions through one, or a series of, acquisitions.

Customer Base

Our target demographic is millennial women. As of February 1, 2020, 86.6% of our customer base was age 35 or under. The biggest age group is 26-30 at 40.4%. Approximately 77% of our clients are female.

Sourcing and Manufacturing

We have three primary pieces of equipment in our fitness studio – water-filled, pear-shaped boxing bags from manufacturer Aquabags, weight-training benches from manufacturer Escape Fitness, and treadmills from manufacturer FreeMotion. Boxing gloves and handwraps are developed by manufacturer Sanabul. The Company maintains positive relationships with each of its key equipment vendors.

Intellectual Property

We have developed, and we use registered trademarks in our business, particularly relating to our corporate and product names. We own the trademarks "GRITBOXING" and "GRITBXNG" that are registered with the U.S. Patent and Trademark Office. Registration of a trademark enables the registered owner of the mark to bar the unauthorized use of the registered trademark in connection with a similar product in the same channels of trade by any third-party in the respective country of registration, regardless of whether the registered owner has ever used the trademark in the area where the unauthorized use occurs.

We also claim ownership and protection of certain product names, unregistered trademarks, and service marks under common law. Common law trademark rights do not provide the same level of protection that is afforded by the registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is used. We believe these trademarks, whether registered or claimed under common law, constitute valuable assets, adding to recognition of our brands and the effective marketing of our products. We intend to maintain and keep current all our trademark registrations and to pay all applicable renewal fees as they become due. The right of a trademark owner to use its trademarks, however, is based on a number of factors, including their first use in commerce, and trademark owners can lose trademark rights despite trademark registration and payment of renewal fees. We therefore believe that these proprietary rights have been and will continue to be important in enabling us to compete. See "*Risk Factors*".

We intend to protect our legal rights concerning intellectual property by all appropriate legal action. Consequently, we may become involved from time to time in litigation to determine the enforceability, scope, and validity of any of the foregoing proprietary rights.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no pending legal proceedings against us.

Our Corporate History

Work Hard Play Hard Train Hard, Inc. was formed as Work Hard Play Hard Train Hard, LLC, a Delaware limited liability company in October 2018 and converted into a corporation on May 22, 2019. In connection with the corporate conversion, each unit of Work Hard Play Hard Train Hard, LLC was converted into 50 shares of common stock of Work Hard Play Hard Train Hard, Inc. The members of Work Hard Play Hard Train Hard, LLC became stockholders of Work Hard Play Hard Train Hard, Inc. and Work Hard Play Hard Train Hard, Inc. has succeeded to the business of Work Hard Play Hard Train Hard, LLC.

Our Corporate Information

Our principal executive offices are located at 9 East 16th Street, New York, New York 10003, and our telephone number is (212) 727-2077. Our website address is *www.gritbxng.com.* Information contained in our website does not form part of the prospectus and is intended for informational purposes only.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$4,455.00	6.00%	$64,199.94
Marketing	40.00%	$29,700.00	40.00%	$427,999.57
Infrastructure	54.00%	$40,095.00	54.00%	$577,799.42
Total	**100.00%**	**$74,250.00**	**100.00%**	**$1,069,998.93**

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of 10% in the table above.

Marketing

We intend to use a grassroots marketing strategy to build brand awareness and drive riders to our studios. Before a new studio opens, we create excitement for our brand by engaging directly in the communities around our studios by having a grand opening with appearances from our celebrity endorser and through our brand influencers. We intend to use different marketing strategies and promotions to appeal to both women and men as well as a broad age group. It is our customer experience that will drive word-of-mouth marketing, which will encourage customers to try our fitness studio.

We intend to maintain an active social media program utilizing the marketing experience of our founder. Several of our celebrity investors, including our spokesperson Pitbull, have endorsed our business on social media and we anticipate that several of our trainers, who will be influencers, will do the same. In addition, we take a proactive approach to public relations through national, local and trade media outlets.

Infrastructure

Our management information systems provide a full range of business process support to our studios, our studio operations and support center teams. Our systems should provide us with enhanced operational efficiencies, scalability, increased management control and timely reporting that allow us to identify and respond to trends in our business.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
William Zanker	Chief Executive Officer, President and Director	2018-Present: Chief Executive Officer and President of GRIT 2015-2018: President of Global Learning Partners LLC
Christopher Murray	Chief Operating Officer and Director	2018-Present: Chief Operating Officer of GRIT 2015-2018: General Manager of Global Learning Partners LLC
Samantha Delcanto	Director of Retail and Director	2018-Present: Director of Retail of GRIT 2015-2019: Vice President of Global Learning Partners LLC

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

As of December 31, 2019, we had 31 employees, including part time employees, excluding our founders, Dylan Zanker, Bill Zanker, Ediva Zanker and Samantha DelCanto. The classes at our 9 E. 16th Street in New York City are led by our six instructors.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of Security	Common Stock
Amount Outstanding	5,082,257 shares
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Type of Security	Options to Purchase Common Stock
Amount Outstanding/Face Value	1,250,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.7%

Type of Security	Convertible Promissory Notes
Amount Outstanding/Face Value	$420,000
Voting Rights	None
Anti-Dilution Rights	Standard for stock splits and stock dividends
Conversion Terms	Converts to common stock upon a public offering of the Company's Common Stock.
Other Material Terms	Matures on July 31, 2022, and immediately due and payable at the option of the holders of greater than 50% of the outstanding principal of all then outstanding notes, upon the occurrence of an event of default, such events being commercially standard events of default.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Cannot be determined since note converts to a number of shares of common stock based upon a discount to the IPO price

Type of Security	Common Stock Purchase Warrants
Amount Outstanding/Face Value	Exercisable for an aggregate of $84,000 of Common Stock
Voting Rights	None unless exercised
Anti-Dilution Rights	Standard for stock splits and stock dividends
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	Cannot be determined since warrant is exercised for a number of shares of common stock based upon a discount to the IPO price

Securities Issuable Under Outstanding Agreement(s)

In October 2018, we entered into an exclusive Endorsement Agreement with 4SHO NOW, LLC to provide the services of Pitbull as our celebrity spokesperson. The Endorsement Agreement has a term of three years, which commenced in April 2019. Under the Endorsement Agreement, Pitbull has agreed to promote our company on social media and through other promotional activities, including public appearances and we have the right to use Pitbull's name and likeness to promote our business. During the term of the Agreement and for a period of twelve months thereafter Pitbull has agreed not to appear or perform in, participate in the development of, endorse, market or promote or authorize any third party to market, promote, distribute or otherwise exploit any good or service based on or similar to the services to be provided to us. As compensation for the services, we agreed to issue Pitbull five percent (5%) of our then outstanding equity, of which 1.67% was issued upon execution of the Endorsement Agreement, 1.67% (65,950 shares of common stock) was issued on the one (1) year anniversary of the commencement date and 1.66% (65,950 shares of common stock) is anticipated to be issued on the two (2) year anniversary of the commencement date. We also agreed to compensate him for public appearances requested by us at a fee to be determined at a reasonable amount in advance of each such appearance.

Other than the convertible notes listed above, the Company has no debt outstanding.

Ownership

A majority of the Company is owned by William Zanker, our Chief Executive Officer and the chairman of our board of directors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
William Zanker	3,384,950 shares of Common Stock*	65.2%

- Includes 3,347,350 shares of common stock owned by Mr. Zanker and 37,600 shares of common stock owned by Mr. Zanker's wife.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Overview

Work Hard Play Hard Train Hard, Inc. (the "**Company**" or "**GRIT**") is focused on the group fitness market for individuals. We provide a one of a kind group fitness experience that inspires our members to stay physically fit and build a community of trainers and members that together reinforces the idea of community and mutual support engaging in physical activity, including strength training and kick boxing, while moving to the rhythm of music in a club-like studio setting. Our goal is to change people's relationship with exercise by creating a workout that doesn't feel like work, is physically efficient and challenging, spiritually uplifting and above all else, fun.

Our GRIT BXNG group-fitness studio offers 50-minute full body workouts with the aim of building strength and confidence through powerful boxing sequences. GRIT BXNG classes utilize high intensity interval training in a club-like atmosphere with a surround sound system, dynamic lighting, video screens, and inspirational trainers. In addition to the boxing classes, the GRIT facility design includes a full-service liquor bar, providing the GRIT community with a place to socialize workouts. We believe that music, lights and video are the differentiating factors that allow for the creation of a vibrant social community within an entertainment driven, multi-layered fitness experience.

In August 2019, we launched our first fitness studio in Union Square New York City and have signed a lease for a second fitness studio location in San Francisco. Eventually, we hope to open new locations around the country to offer more class availability and expand the GRIT community.

Results of Operations

The following information summarizes our results of operations included in our consolidated financial statements as of and for the period ended December 31, 2018.

Revenues

To date we have not derived any revenue from operations as we have not yet commenced any classes at out fitness studios. Our revenues are expected to be primarily derived from the fees from customers who attend our boutique fitness studio.

Operating Expenses

For the period ended December 31, 2018, we incurred total operating expenses of $643,957, of which approximately 52% ($335,181) were for facility operations, 23% ($146,231) were general and administrative expenses, 25% ($162,545) were sales and marketing expenses. Sales and marketing expense included equity-based compensation of $148,750 pursuant to the terms of an endorsement agreement, of which one third of the shares of common stock have been issued and the remaining shares are issuable and vest one third in October 2019 and one third in October 2020, assuming the conditions to vesting are met. The October 2019 shares vested and were issued.

We anticipate that our operating expenses for the year ended December 31, 2019 and thereafter will increase as compared to the period ended December 31, 2018, in particular with respect to lease expense, sales and marketing expense and general and administrative expense. The operating expenses for the period ended December 31, 2018 did not include a full year of lease expense for the Union Square, New York City fitness studio and included minimal expense for trainers and sales and marketing since we were focused primarily on the build out of the fitness studio.

Net Loss

For the period ended December 31, 2018, we had net losses of $643,957. A significant portion of the net loss, as described above, is attributable to the non-cash equity compensation.

Cash and Cash Equivalents

As of February 26, 2020, the Company had $102,234.88 in aggregate cash and $0 cash equivalents, leaving the Company with approximately three to four months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company plans to open and build out a new GRIT club on Market Street in San Francisco at an expected cost of approximately $2,000,000.

Valuation

The Company has ascribed pre-Offering valuation of $15,000,000 to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Sale of Membership Interests

In 2018, we sold 6,500 membership interests in our predecessor company, Work Hard Play Hard Train Hard, LLC, for $100 per membership interest for total proceeds of $650,000. Subsequent to December 31, 2018 we sold an additional 17,000 membership interests for $100 per membership interest for total proceeds of $1,700,000. These membership interests were converted into 1,175,000 shares of common stock upon the conversion of Work Hard Play Hard Train Hard, LLC to Work Hard Play Hard Train Hard, Inc.

Off-Balance Sheet Arrangements

We did not have during the period presented, and we do not currently have, any off-balance sheet arrangements as defined under SEC rules.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$587,837	293,919 shares	Working Capital	11/19/2018	Reg D 506(b)
Units comprised of convertible notes and warrants	$420,000	The number of shares to be issued upon conversion of the notes and exercise of the warrants is based upon a discount to the initial offering price of our common stock and cannot be determined at this time	Working Capital	8/26/2019	Reg D 506(c)

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 360,269 shares (the "**Securities**") of common stock, par value $0.001 per share of the Company (the "**Common Stock**"), under Regulation CF (this "**Offering**") for an aggregate maximum offering amount of $1,069,998.93 (the "**Maximum Offering Amount**"). The Company is attempting to raise a minimum amount of $74,250.00 (the "**Target Offering Amount**") in this Offering with oversubscriptions to be allocated on a first come, first serve basis. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by April 29, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, all investment commitments will be cancelled and all committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "**Intermediary**"). In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and nether the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

In order to purchase the Securities, Investors must establish a custodial account with Prime Trust, LLC, the escrow agent servicing the Offering. Once created, you can make a commitment to purchase by completing the relevant subscription process hosted to the Intermediaries platform. The Company will not accept investment commitments not made from a custodial account held by Prime Trust LLC in order to ensure the Company can effectively track investors, make disbursements to such investors and effectively exchange the Securities for other securities of the Company if necessary under the terms of this Form C and the Securities.

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to Offering Deadline, or such earlier time the Company designates pursuant to Reg. CF Rule 304(b), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

The subscription agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $252.45.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization

We are authorized to issue 50,000,000 shares of common stock and 5,000,000 shares of preferred stock. We currently have no outstanding shares of preferred stock.

At the initial closing of this Offering (if the Target Offering Amount is sold) 5,107,257shares of Common Stock will be issued and outstanding, which is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

The Securities

We request that you please review this Form C and the subscription agreement attached as <u>Exhibit E</u>, in conjunction with the following summary information.

Voting and Control

The Company does not have any voting agreements or shareholder agreements in place.

Voting Rights

Although the Common Stock being issued is entitled to one vote per share on all matters submitted to stockholders for a vote, each investor will be granting a proxy to Prime Trust which will then provide a proxy for all investors in this Offering to the CEO of the Company to vote all shares of Common Stock issued to the investor in the offering on the investor's behalf. Accordingly, investors will not have the right to vote shares of Common Stock they acquire in the Offering.

Grant of Voting Proxy

Each investor, and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) will by executing the Subscription Agreement appoint the officers of the Company (such person, the "**Proxy**"), or any other designee of Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so), if any, with respect to all of the shares of Common Stock of the Company that are beneficially owned by Grantor, and any and all other shares of Common Stock or securities of the Company issued or issuable in respect thereof on or after the date hereof in accordance with the terms of the subscription agreement attached as <u>Exhibit E</u>.

Dividends

Subject to limitations under Delaware law and any preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds.

Liquidation

Upon our liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and our other liabilities, subject to any prior rights of any preferred stock then outstanding.

Fully Paid and Nonassessable

All shares of our outstanding Common Stock are fully paid and nonassessable and any additional shares of Common Stock that we issue will be fully paid and nonassessable.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other Material Terms

Holders of Common Stock do not have preemptive or subscription rights, and they have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to the rights of the stockholders of any series of preferred stock which we may designate in the future. The certificate of incorporation and bylaws do not restrict the ability of a holder of Common Stock to transfer the holder's shares of Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Subsequent to December 31, 2018, the Company received an additional $903,713 in contributions from one of its founding members for continued build-out of the its facility and opening costs.

The Company has been for evaluated subsequent events that occurred after December 31, 2018 through September 18, 2019, the issuance date of these consolidated financial statements.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television, Radio, Podcast and Streaming Presentation

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

**WORK HARD PLAY HARD
TRAIN HARD, INC.**

CONSOLIDATED FINANCIAL STATEMENTS

**AS OF AND FOR THE PERIOD ENDED
December 31, 2018**

Together with Independent Auditors' Report

Work hard play hard train Hard, Inc.
Index to Consolidated Financial Statements

	Pages
Independent Auditors' Report	1
Consolidated Balance Sheet as of December 31, 2018	2
Consolidated Statement of Operations and Members' Equity for the period ended December 31, 2018	3
Consolidated Statement of Cash Flows for the period ended December 31, 2018	4
Notes to the Consolidated Financial Statements	5

INDEPENDENT AUDITORS' REPORT

The Members and Management
Work hard play hard train Hard, Inc.

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Work hard play hard train Hard, Inc., a Delaware Corporation, formerly a limited liability company, and subsidiary (collectively the "Company") which comprise the balance sheet as of December 31, 2018 and the related statements of operations and members' equity, and of cash flows for the period from October 17, 2018 ("Inception") to December 31, 2018, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Work hard play hard train Hard, Inc. as of December 31, 2018, and the results of their operations and their cash flows for the period from Inception to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

/s/ dbb*mckennon*
Newport Beach, CA
September 18, 2019

WORK HARD PLAY HARD TRAIN HARD, INC.
CONSOLIDATED BALANCE SHEET

		December 31, 2018
Assets		
Current assets:		
Cash	$	291,419
Related party receivable		681
Prepaids and other current assets		60,500
Total current assets		352,600
Property and equipment, net		553,315
Deposits and other		266,335
Total assets	$	1,172,250
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$	295
Accrued liabilities		174,481
Related party advances		26,632
Total current liabilities		201,408
Deferred lease liability		283,839
Total liabilities		485,247
Commitments and contingencies (Note 3)		-
Members' equity (Note 4 and 6)		687,003
Total liabilities and members' equity	$	1,172,250

The accompanying notes are an integral part of these consolidated financial statements

WORK HARD PLAY HARD TRAIN HARD, INC.
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY

	Period Ended December 31, 2018
Revenues	$ -
Operating Expenses:	
Facility operations	335,181
General and administrative	146,231
Sales and marketing	162,545
Total operating expenses	643,957
Net loss	(643,957)
Beginning members' equity	-
Purchase of LLC Units	650,000
Contributed capital	532,210
Equity-based compensation	148,750
Ending members' equity	$ 687,003

The accompanying notes are an integral part of these consolidated financial statements

WORK HARD PLAY HARD TRAIN HARD, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Period Ended December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (643,957)
Adjustments to reconcile net loss to net cash used in operating activities:	
Equity-based compensation	148,750
Changes in operating assets and liabilities:	
Prepaids and other current assets	(60,500)
Accounts payable	295
Accrued liabilities	5,372
Deferred lease liability	283,839
Net cash used in operating activities	(266,201)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(384,206)
Related party receivable	(681)
Deposits and other	(266,335)
Net cash used in investing activities	(651,222)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from related party advances	26,632
Proceeds from sale of LLC Units	650,000
Proceeds from founder contributions	532,210
Net cash provided by financing activities	1,208,842
Increase (decrease) in cash and cash equivalents	291,419
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 291,419
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Non cash investing and financing activities:	
Property and equipment in accrued liabilities	$ 169,109

The accompanying notes are an integral part of these consolidated financial statement.

WORK HARD PLAY HARD TRAIN HARD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

NOTE 1 – NATURE OF OPERATIONS

Work hard play hard train hard, LLC was formed on October 17, 2018 ("Inception") in the State of Delaware as a limited liability company ("LLC"). On May 22, 2019, the entity was converted from an LLC to a corporation, Work Hard Play Hard Train Hard, Inc. ("WHPH"). The consolidated financial statements of WHPH., and its wholly-owned subsidiaries Change Your Life LLC ("CYL") and Steve's Gym LLC, (which may be collectively referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Park City, Utah.

The Company has created a boutique fitness studio doing business as Grit Bxng. Grit Bxng is a boutique fitness studio providing classes combining cardio boxing, weight training and treadmills to provide a full-body workout experience. Utilizing this proprietary 3-modular workout, combined with a never-before-seen studio atmosphere featuring world class lights, video and sound, and creating a community destination with a full liquor bar and outdoor café seating, Grit Bxng is positioning itself as an exciting and unique new entrant to the exploding boutique fitness market.

Management Plans
The Company has only recently commenced operations. Since Inception, we obtained our first lease and buildout of our fitness studio. A significant amount of funds raised and contributed to date have been used for the initial buildout of our planned facility and revenue generating activates have only recently commenced. These matters cause substantial doubt about the Company's ability to continue as a going concern. Through continued contributions and a commitment for future contributions from the majority owner and a private placement, we believe the Company is sufficiently capitalized for the build and open of its initial New York City fitness studio as well as operating capital to commence and maintain operations for the initial months until the Company is cash flow positive. Accordingly, management believes that substantial doubt about the Company's ability to continue as a going concern has been alleviated.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
Prior to conversion to a Corporation on May 22, 2019 as described in Note 1, the Company operated as a Limited Liability Company ("LLC"). Accordingly, the historical financial statements contained herein, are presented as if the Company were an LLC. Future financial statements will reflect the conversion to a Corporation.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of CYL for the period ended December 31, 2018. All significant intercompany balances and transactions have been eliminated in consolidation. CYL was formed on July 16, 2015 prior to WHPH's existence. On October 15, 2018, the members of CYL assigned their rights to WHPH to become a wholly owned subsidiary. CYL had no activity or operations prior to the assignment, except to commence the signing of a lease as noted below. Accordingly, there is only activity within CYL in 2018 and no prior year has been presented. On January 30, 2019, the Company formed Steve's Gym LLC, a Delaware Limited Liability Company as a wholly owned subsidiary of WHPH.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

WORK HARD PLAY HARD TRAIN HARD, INC.
NOTES TO THE FINANCIAL STATEMENT

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, we consider all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life of three (3) to seven (7) years, or the shorter of the expected life or lease term for tenant improvements. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. All fixed assets as of December 31, 2018 relate to leasehold improvements for the buildout of the fitness studio. Such assets have not yet been placed in service and accordingly, no depreciation has been recognized.

Deferred Rent
The Company recognizes rental expense on a straight-line basis from the time of the lease commencement date through the end of the lease.

Revenue Recognition
The Company will recognize revenues from class registrations, products for class participation, retail merchandise, and sale of food and beverage when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. Memberships that renew on a periodic basis will be recognized ratably over the membership period. Class registrations purchased in bulk will be deferred and revenue will be recognized as the classes are used.

WORK HARD PLAY HARD TRAIN HARD, INC.
NOTES TO THE FINANCIAL STATEMENT

Advertising
The Company expenses the cost of advertising and promotions as incurred.

Equity-Based Compensation
The Company accounts equity compensation issued to employees under Accounting Standards Codification ("ASC") 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite vesting period. The fair value of equity awards is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee equity compensation under ASC 505 Equity. The fair value of the equity issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's membership interests on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to equity compensation expense and credited to members' equity.

Income Taxes
Prior to conversion as described in Note 1, the Company was taxed as a pass-through entity. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. Subsequent to the conversion, management elected to have the corporation be subject to income taxes. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Risks and Uncertainties
The Company's operations are subject to local regulations, consumer trends, paid or unpaid publicity, and workforce availability, among other things. Significant changes to regulations such as tenant requirements, workforce minimum wage, and other state and local regulations could negatively affect the Company. Consumer tastes and trends, as well as negative publicity could negatively affect our operations.

Recent Accounting Pronouncements
In June 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company is in process of assessing the impact of the adoption of ASU 2018-07 on the financial statements, but it is not expected to have a significant impact on the Company.

In January 2017, the FASB issued ASU No. 2017-04, Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. The amendments also eliminate the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This guidance is effective for the annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently reviewing the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors' accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. We are currently reviewing the provisions of the new standard.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 15, 2017 for public business entities and December 31, 2018 for all other entities. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has elected the extended transition period for complying with any new or revised financial accounting standards afforded to emerging growth companies. We are currently reviewing the provisions of the new standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company entered into a lease for a studio facility in New York commencing on August 7, 2018 with a rent commencement date of March 1, 2019. The lease expires in February 2034. The lease is for 15 years with monthly base rent ranging from $50,000 - $75,629. The lease allows for a one-time rent concession for the time period between lease and rent commencement date as noted above; however, if the Company defaults under the lease during the first five years of the term, the concession becomes immediately payable. The lease calls for a deposit of $250,000 and first month rent of $50,000, which have been included in the accompanying balance sheet under deposits and other and prepaids and other current assets, respectively. The lease contains early termination clauses and penalties for years' five through ten of the lease. In relation to this lease, the Company has accrued $283,839 in deferred lease liability.

During 2018, the Company leased short-term office space in New York for ten months at $10,500 per month. The lease required a security deposit of $10,500.

Minimum payments for non-cancelable lease obligations over one year are as follows:

Year		Amount
2019	$	500,000
2020		615,000
2021		633,450
2022		652,454
2023		672,027
Therafter		8,086,419
Total	$	11,159,350

Rent expense for the period ended December 31, 2018 was $334,984.

NOTE 4 – MEMBERS' EQUITY

LLC Units
Upon Inception, the Company founders were issued 100,000 LLC units. The founders subsequently modified their ownership to 72,675 units, which has been reflected within.

Capital accounts are maintained for each LLC member with profits and losses being allocated ratably to the LLC unit holders.

See Note 6 for details of the conversion from an LLC to a Corporation.

Private Placement – LLC Units
During the period ended December 31, 2018, the Company entered into various subscription agreements and issued 65,000 membership units at $100 per unit for funds received of $650,000.

Equity Awards
In October 2018, the Company entered into an endorsement agreement. The Company agreed to issue 5% of the fully diluted units outstanding as of the date of the agreement, in three separate tranches over a vesting period of two years. Each tranche represents 1,275 LLC units. The first tranche was issued upon commencement of the agreement with the other tranches vesting and issuable on the first and second-year anniversary of the commencement date. The Company valued the equity award at $100 per unit, using the fair value of the LLC units sold, as disclosed above, for a total grant-date fair value of $382,500. Accordingly, the Company recorded $148,750 in equity-based compensation, which is included in sales and marketing in the accompanying statement of operations and members' equity, based on the value of the initial tranche and the remaining tranches being recognized ratably over the remaining vesting term. The Company expects to record equity-based compensation of $127,500 and $106,250 in 2019 and 2020, respectively, assuming no changes in the value of the Company's LLC units. As of December 31, 2018, 2,550 LLC units are unvested.

NOTE 5 – RELATED PARTY TRANSACTIONS

Since Inception, one of our founding members has advanced $532,210 in contributed capital for working capital and buildout of the Company's first fitness studio. In addition, this founding member, through entities he controls, has advanced the Company $26,632 which is non-interest bearing and due on demand.

The Company pays two family members of one of the founding members for services rendered to get the planned fitness studio operational. These two individuals are paid $5,000 per month, on a month-to-month basis. These same individuals have outstanding related party receivables for $681 as of December 31, 2018. Total amounts paid to these individuals during the period ended December 31, 2018 was $10,000.

NOTE 6 – SUBSEQUENT EVENTS

Private Placement
Subsequent to December 31, 2018 the Company entered into subscription agreements and issued 17,000 membership units at $100 per unit aggregating $1,700,000. Subsequent to the conversion noted below, the Company sold 50,000 shares of common stock for $100,000.

In July 2019, the Company has commenced as second private placement consisting of 1,000 units for up to $5,000,000. Each $5,000 unit will consist of a 9% convertible promissory note maturing July 31, 2022, and a warrant to purchase shares of common stock equal to 20% of the principle amount of the note divided by the price of the common stock sold to the public in the Company's initial public offering of securities. The note is convertible at a 30% discount to the price per share of a public offering.

Lease
On April 19, 2019, one of the founders entered into a lease on behalf of the Company, commencing on June 8, 2019 and ending on May 31, 2020 at $14,750 per month for business operations. The lease required a security deposit of $29,500. The Company has the option to renew the lease for one year commencing on June 1, 2020 and ending on May 31, 2021, (the "extension term"). The monthly rent payable during the extension term will be $15,193.

On July 22, 2019, the Company entered into 65-month lease commencing July 15, 2019 for the planned second boxing studio location. The lease calls for monthly payments from $14,500 to $16,320 per month, with the first five months abated and a deposit for $29,000.

Entity Conversion
As described in Note 1, the Company converted from an LLC to a Corporation on May 22, 2019. Upon conversion, the Company authorized 50,000,000 shares of common stock, par value $0.001 and 5,000,000 shares of Preferred Stock, par value $0.001. Effective upon conversion, each membership interest was converted to 50 shares of the Company's common stock. Accordingly, on the conversion date there were 4,872,500 shares of common stock outstanding and 5,000,000 on a fully diluted basis.

Related-party Advances
Subsequent to December 31, 2018, the Company received an additional $903,713 in contributions from one of its founding members for continued build-out of the its facility and opening costs.

The Company has been for evaluated subsequent events that occurred after December 31, 2018 through September 18, 2019, the issuance date of these consolidated financial statements.

EXHIBIT D
Offering Page found on Intermediary's Portal.



Company Name	GRIT BXNG

Logo	

GRIT

Headline	The group fitness studio with a full liquor bar

Cover photo	



**Hero
Image**



Tags

**Pitch
text**

Summary

- Invest early in GRIT BXNG right now at only $2.97 per share
- Shareholders: Tony Robbins, Pitbull, Tim Draper, Naveen Jain, Nick Taranto
- Reached $2 million in gross revenue in our 6th month
- Raised $5 million from celebrity investors and Co-Founder/CEO Bill Zanker
- Led by team behind multiple $100M+ brands with major exits
- Over 70,000 reservations booked in GRIT BXNG classes in the first 7 months
- Creating GRIT At-Home product with a digital subscription model attached

Custom

GRIT BXNG: Where fitness meets entertainment

GRIT BXNG's 50-minute signature workout delivers high intensity, group fitness classes, with boxing at its core. Giant video screens and a world class light and sound system all come together to make the workout feel like a night out. Clients can hang after class at GRIT's Full Liquor Bar.

We make every GRIT client feel like they are part of a unique community.

After class, clients meet at the GRIT Bar with their trainers for a cocktail or mocktail. From theme parties to champagne tastings, GRIT hosts numerous events so that our clients can continue the group experience post-class. At GRIT's dynamic new state-of-the-art luxury facility, a great workout combined with a place to meet post class creates a unique community.

GRIT is a multi-layered fitness experience that makes working out fun.

Target Sector: Over 86% of GRIT clients are age 35 or under.

Our biggest age demographics is 26-30 at 40.4%. Women make up 77% of the GRIT clientele. More millennials than other sectors view fitness as an affordable luxury. They are driving the social media culture and promoting the sense of sharing, community and movement that GRIT embraces.

What is the appeal of GRIT BXNG to millennials?

- <u>Social experience</u> based around training and meeting people
- <u>Incredible</u> studio environment
- <u>Flexible pricing</u> & convenient classes
- <u>Distinctive brand</u> that stands out in a crowded market

Being 'Instagrammable' is what drives the thought behind the detail at GRIT — will someone want to take a picture and share it? Mural walls, Swarovski studded punching bag and frequent photo ops featuring our clients keep the 'gram going!



Our Mission

GRIT's mission is to inspire and motivate people to transform their lives and bodies, through its best-in-class trainers teaching GRIT's unique fitness method.



At GRIT BXNG, the experience is about both mind and body. That's why GRIT trainers use motivational psychology to energize clients. Our dynamic lighting, sound, and giant video screens transport clients from daily life into a nightclub. GRIT gives the client an ADDICTIVE experience that makes them want to keep coming back.

Product

GRIT BXNG has pioneered a new way to exercise

GRIT is a group-fitness boxing studio that delivers 50-minute full-body workouts—no experience necessary. Each workout is designed to target the entire body and burn maximum calories. Hundreds of trainers from all over the world auditioned to be a GRIT trainer, and we picked the very best.



Each class holds 54 people with just one instructor.



We consider each 50 minute session a live performance. The trainers motivate clients through a curated music, light and sound show that is unparalleled in the fitness world.



Our curriculum design ensures that no two workouts are ever the same so that your body never plateaus. GRIT BXNG is designed to target the entire body. Clients can burn up to 1,000 calories per session, relieve stress and experience an endorphin high for the rest of the day.



Our studios feature world class changing rooms and showers with top amenities for skincare and grooming.

We are a single-use plastic free studio.



Through our immersive classes with motivation from Tony Robbins and playlists by Pitbull, clients always say "time just flies by."



We are the group fitness studio with a full liquor bar. We've created a place to hang post-workout. Clients grab a healthy mocktail or cocktail, connect with trainers and meet new friends. Clients completed a hard workout, so they deserve this good time. We call it Exer-Tainment.



Traction

$2M in revenue by our 6th month

Our flagship NYC location generated its first $1 million in revenue in 97 days. After 196 days, the GRIT NYC surpassed $2 million gross revenue.



Over 70K registrations booked in our first 7 months



Press

The press can't get enough of GRIT

We have been featured in 100+ media outlets including ABC World News Now, Fox Business News, CNBC, Yahoo! Finance, GQ, Refinery 29, People, etc.

-



"GRIT BXNG brings a bar (and bitcoin) to the boutique fitness space"



"The New NYC Workout Studio GRIT BXNG Will Push You To Your Limit In The Best Way"



"No one likes to work out," Zanker tells CNBC Make It. "Now working out is fun"



"GRIT BXNG, the gym that lets you box, booze and pay with bitcoin"

        

"GRIT BXNG offers a full service bar"

     

Customers

Tony Robbins approves!

"GRIT BXNG Will Provide A Space And Experience Unlike Any Other" - Tony Robbins

"You Gotta Put Your Money At Risk...So It Makes Babies And It Grows Up And Takes Care Of You In Your Old Damn Age" - Grant Cardone

"I haven't Been This Excited About Working Out Since... Probably SoulCycle Opened Up" —

Courtney, GRIT Client

"I lost 30 Pounds Taking GRIT BXNG" -

Marlisse, GRIT Client

Business Model

Key Revenue Sources

1. Individual classes. We charge an average of $36 per class (similar to SoulCycle).

2. Class packages. We offer discounted class packages of 5, 10, 20, 50 and even 100.

3. Memberships. Members are billed-monthly for classes. The most popular membership is 8 classes per month for $199.

Our customer acquisition cost on our $36 intro offer is approximately $20, a fraction of the lifetime value of the client after only 7 months. We project the 18-month client LTV to be $500, a 25x on CAC.

We project to earn 15-20% EBITDA per unit.

Sold Out Classes

Our classes sell out consistently. See the waitlists. A typical sold-out GRIT class averages a 12 person waitlist.

GRIT BXNG

5:30PM
Anthony
Crouchelli

WAITLIST

5:30PM
Max Karp

WAITLIST

5:30PM
Dan Castillo

WAITLIST

6:30PM
Dan Castillo

WAITLIST

6:30PM
Anthony
Crouchelli

WAITLIST

6:30PM
Anthony
Crouchelli

WAITLIST

7:30PM
Anthony
Crouchelli

WAITLIST

7:30PM
Evan Betts

WAITLIST

7:30PM
Anthony
Crouchelli

WAITLIST

8:30PM
Evan Betts

WAITLIST

8:30PM
**A Night in
Paris - Enjoy
Champagne
and
Macaroons
After Class**
Jill Barger

WAITLIST

8:30PM
**Thirsty
Thursday.
Free
Cocktails or
Mocktails
After Class**
Evan Betts

WAITLIST

Market

A $30 billion opportunity

In the United States alone, the fitness industry is worth $30 billion. Globally, that number is $80 billion. Boutique fitness studios are unique in their low attrition rates of approximately 24%, which is well below the typical gym rates of over 50%. The specialized nature of the boutique clubs make members feel more loyal.

The biggest growth sector in the gym world is boutique fitness.

- A record 71.5 million consumers used close to 40,000 for-profit health clubs in 2018, according to the International Health, Racquet & Sportsclub Association
- Small, specialized fitness studios have ever-increasing price tags. Names like Barry's Bootcamp, SoulCycle, and Orange Theory (CNBC Aug 19 2019)
- SoulCycle started with one studio in 2006. In 2011 SoulCycle was sold to Equinox Fitness. The two owners each took out approximately 90 million each. In 2015 it filed to go public at a valuation of around 900 million (Fortune April 2016)

- Barry's Bootcamp was acquired by North Castle in July 2015 for a purported $100 million. It is now being shopped by Goldman Sachs at $700 million (Bloomberg Oct 2019)

Competition

Boutique Fitness is On Fire!

Competitive Landscape:

EQUINOX BUYS SOULCYCLE AND PLANS MAJOR EXPANSION

 GOOD ADVICE
by MELISSE GELULA, MAY 25, 2011

 Share    Tweet    Pin It





Orangetheory Fitness Exceeds $1 Billion in 2018 System-Wide Revenue

Orangetheory Fitness is aiming to operate 2,500 global studios with 2.5 million members by 2024, company CEO and co-

Orangetheory Fitness currently claims 800,000 members across 1,100 studios in 49 American states and 22 countries.



Equinox Takes Stake in Rumble's Boxing-Inspired Startup

REGENCY CENTERS
JANUARY 17, 2018



Peloton prices its IPO at the top of its range, raking in $1.2 billion and giving it a $8.2 billion value

Troy Wolverton, Business Insider US
September 26, 2019



Barry's Bootcamp Said to Weigh Potential $700 Million Sale

By Kiel Porter and Gillian Tan
October 30, 2019, 3:30 PM MDT *Updated on October 31, 2019, 5:10 AM MDT*



Vision

America's newest fitness addiction

Boutique Fitness is a growing industry. Based on the success of our NYC flagship studio, this is just the beginning. GRIT has signed a lease in the Castro district of San Francisco and is prospecting for a 3rd studio in NYC based on the overcapacity at the current studio. GRIT plans to make its community a nationwide phenomenon.

GRIT executives plan to open 10-15 more studios in the next 5 years at a rate of 2-3 studios per year. Assuming a strong EBITDA in year 5, we believe we will be an attractive acquisition for a buyer in the leisure sector or to a private equity buyer. We would also consider an IPO.

GRIT At-Home

We are working on a GRIT BXNG At-Home product. We will deliver the same amazing GRIT experience, in your home. Lucy Guo, who co-founded a $1B Silicon Valley Unicorn, Scale.com, will be the Co-Founder and Head of Product Development of GRIT At-Home. We expect to have this to market by early 2021. We will use our existing customer base, our marketing expertise and our brand awareness to quickly drive sales.

Investors

$5M raised to date

GRIT BXNG is backed by Tony Robbins, Pitbull, Tim Draper, Lucy Guo, Nick Taranto, Dave Goodman,Naveen Jain, Barry Baker, Mark Gormley and other brilliant business leaders. We've raised $5M to date. In fact, Pitbull has signed on to promote our brand to his 100M+ social media fan base.



"With each new project I approach, the words 'you can't' and 'no' are just motivators that propel me to succeed and fuel my fire. That mentality is exactly what GRIT BXNG embodies to me."

Pitbull
GRIT BXNG Shareholder | Globally successful musician, performer, business entrepreneur, fashion icon and actor



"My life is about working with people to change their bodies, change their relationships and change their lives. GRIT BXNG will provide a space and experience unlike any other."

Tony Robbins
GRIT BXNG Shareholder | Entrepreneur, #1 NY Times bestselling author, philanthropist, and life and business strategist



"I was there for the opening. I punched that thing for as long as I can take it. It is really a tremendous experience. ... I'm very happy that GRIT BXNG will be the first studio chain to accept Bitcoin. Within 3 years most other fitness chains like Soulcycle and Barry's Bootcamp will be accepting Bitcoin. GRIT BXNG will be the first of many."

Tim Draper
GRIT BXNG Shareholder | One of "The Most Powerful People in Finance," Founding partner of Draper Associates and DFJ




CELEBRITY SPOKESPERSON
GRIT
I am GRIT
PITBULL
PITBULL has signed on to promote the GRIT brand to his 100 million+ social followers.
He will make live appearances and promote the GRIT brand.



Some of our additional prominent investors:

Republic — where anyone can invest in startups



Dave Goodman
Former EVP
Digital Media at
Sotheby's



Lucy Guo
Co-Founder
Scale.com
Backend Capital



Naveen Jain
CEO of Infospace



Nick Taranto
Co-CEO of Plated

Founders

We're An Acclaimed Team With Numerous Exits



https://republic.co/grit/exhibit

Co-Founder & CEO, Bill Zanker is a serial entrepreneur. His companies have been featured twice on the Inc. 500 list of fastest-growing companies. He started The Learning Annex which he grew to over $100 million in 3 years. He started The Great American Backrub in which he completed a successful IPO. He also launched one of the first online learning companies that also went public. He received the Excellence in Education award from PBS.



Chief Product Developer, Lucy Guo is the co-founder of Scale.com, whose latest raise was at $1billion in 3 years. She was the first female product designer at Snap. She is a Forbes 30 under 30 and Peter Thiel Fellow. She has created apps that have been used by more than 10 million people worldwide.



Chief Operating Officer, Christopher Murray has been the director of four mid-market startups since 2008, generating more than $150 million in product sales. He's a direct-response marketer at heart.



Curriculum Fitness Director, Chan Gannaway was employee #5 at Orangetheory Fitness, where he grew Orangetheory to 120 locations as well as leading curriculum, training, and brand compliance in 12 regions across the United States and Canada.



Co-Founder, Dylan Zanker heads Food & Beverage at GRIT. Dylan is a graduate of ICADE, Madrid's top business school, where he threw massive themed parties across Europe and South America.



Co-Founder, Ediva Zanker is a fitness addict and proclaimed "queen of gyms" throughout the United States. She was the only female boxer at Syracuse University and now leads fitness trainer acquisition and overall studio customer experience at GRIT BXNG.

Team



Bill Zanker　　　　　　　　Founder/CEO



Ediva Zanker　　　　　　　Co-Founder



Christopher Murray　　　　Chief Operating Officer



Chan Gannaway　　　　　Curriculum Fitness Director



Dylan Zanker　　　　　　　Co-Founder



Lucy Guo　　　　　　　　Chief Product Developer

Perks

$252.45　　　　$252.45 Stock Purchase Agreement Name on our website on our Investor Hall of Fame

$350.46　　　　$350.46 Stock Purchase Agreement T-Shirt: Receive a limited-edition early contributor investor T-shirt (a unique collector's item available only to early Supporters) You'll also receive: Name on our website

$501.93　　　　501.93 Stock Purchase Agreement Investor only private class where you'll get a shout-out from one of our superstar trainers that you're a founding investor You'll also receive: Name on website, T-shirt

$677.16　　　　677.16 Stock Purchase Agreement Grab bag of GRIT favorite things which will also include a MAJOR surprise! Your grab bag assembled with the GRIT philosophy. Always give more to the client than they expect. You'll also receive: Name on website, T-shirt

$950.40　　　　950.40 Stock Purchase Agreement Founding Investor Limited Edition Collector's Hoodie Exclusive Investor party with open bar We will follow you on IG for an entire year You'll also receive: Name on website, T-shirt

$1,502.82　　　1,502.82 Stock Purchase Agreement 1 hour live or video personal training with any GRIT Superstar trainer You'll also receive: Name on website, IG follow, Investor party, Founding Investor Hoodie

$2,001.78   2001.78 Stock Purchase Agreement Signed boxing glove by investor and brand ambassador Pitbull (LIMITED) See Pitbull with a friend in concert at a venue of your choice (upfront seating) (LIMITED) You'll also receive: Name on website, T-shirt, IG follow, Investor party, Founding Investor Hoodie

$2,500.74   2500.74 Stock Purchase Agreement Group strategy session with the founders You'll also receive: Name on website, T-shirt, IG follow, Investor party, Founding Investor Hoodie

$2,952.18   2952.18 Stock Purchase Agreement Q & A call 1 on 1 with Founder Bill Zanker to discuss roadmap, metrics etc. You'll also receive: Name on website, T-shirt, IG follow, Investor party, Founding Investor Hoodie, 1 Investor Update Call

$3,786.75   3786.75 Stock Purchase Agreement Lunch with Bill Zanker In Location of your choice: NYC/SF/Los Angeles/Las Vegas You'll also receive: Name on website, T-shirt, IG follow, Investor party, Founding Investor Hoodie, 1 Investor Update Call

$7,573.50   7573.50 Stock Purchase Agreement Included in all investment calls (quarterly) 1 on1 call with Bill Zanker for 30 minutes You'll also receive: Name on website, T-shirt, IG follow, Investor party, Founding Investor Hoodie

$18,176.40   18,176.40 Stock Purchase Agreement Two premium ticket to see Tony Robbins at a UPW (upfront seating) Tony Robbins Signed Boxing Gloves You'll also receive: Name on website, T-shirt, IG follow, Investor party, Founding Investor Hoodie, All Investment Calls

$20,002.95   20,002.95 Stock Purchase Agreement Ski weekend (with the founders) in Park City for you and a friend: includes house stay, lift tickets for 2 days, all meals (flght not included) You'll also receive: Name on website, T-shirt, Investor party, Founding Investor Hoodie, All Investment Update Calls

$24,992.55   24,992.55 Stock Purchase Agreement 7 night stay for 12 people in Luxury Villa in St Thomas. You'll also receive: Name on website, T-shirt, IG follow, Investor party, Founding Investor Hoodie, 1 on 1 30 Min Call with the Founder Bill Zanker, All Investment Update Calls

$50,002.92   50,002.95 Stock Purchase Agreement Spot on our advisory board You'll also receive: Name on website, T-shirt, IG follow, Investor party, Investor Private Class, Founding Investor Hoodie, 1 on 1 Call with the Founder Bill Zanker, Group Strategy Session, All Investment Update Calls

FAQ

What does your company do?   GRIT BXNG is a group-fitness boxing studio experience that delivers a full-body and high-calorie burn workout. The company's mission is to inspire and motivate people to transform their lives and bodies via innovative group-boxing studios and dynamic training methods led by world-class trainers.

Where will your company be in 5 years?	Backed by investor Tony Robbins and brand ambassador Pitbull, and led by a management team behind multiple $100+ million brands, GRIT BXNG plans on pursuing a nation-wide expansion. GRIT's first studio opened August 2019 in Union Square in NYC. Its second location will be in the Castro area of San Francisco. The company hopes to open 10-15 studios within the next 5 years while also developing a revolutionary boxing-based at-home program.
Why did you choose this idea?	Co-founder Ediva Zanker started boxing during college at Syracuse University. By her senior year she was one of the first females to ever compete in Nationals from her school. After graduating, she tried every fitness studio in New York City, but felt alone at each one. There was a lack of community. She wanted to create a space for not only a killer 50 minute workout, but a place to make meaningful connections. So, GRIT BXNG was born.
Who are your top competitors?	SoulCycle, Rumble, Orangetheory Fitness, and Barry's Bootcamp are our top competitors. SoulCycle: Per SEC Filing, studios generate on average $4M in revenue. Related companies/Equinox then acquired a 75% stake in SoulCycle in May 2011 for an enterprise value of $720M. Rumble: Equinox bought a minority stake at an $80M valuation after Rumble was one in business for one year with two studios open. Orangetheory Fitness: 1,000 studios in 5 years. One of the fastest-growing franchises. The average gross revenue of franchise studios in operation for more than a year exceeds $1M. Approaching $1B in annual company revenue. Barry's Bootcamp: In July 2015, with 17 locations, North Castle Partners bought a significant stake in Barry's at $100M valuation. As of September 2019, there are 61 locations and the company is reportedly up for sale at a $700M valuation.
What makes you different?	GRIT BXNG offers a unique experience that makes working out fun. Our dynamic music, lights, and video screens, in addition to our superstar trainers helps create a nightclub experience which transports and motivates. Each session incorporates boxing, treadmills, and strength training so that participants can potentially burn up to 1,000 calories per class. Post-workout, we offer a third space, a full liquor bar with healthy cocktails and mocktails, which helps create a community that no other studio has.
Why is now the right time to grow GRIT BXNG?	GRIT BXNG is a new concept in America's fast-growing boutique fitness industry – a 43% segment of America's lucrative $30B fitness industry. According to Opexfit, "Within gyms, 'the community' is most often the #1 response of everyday folks who report on what keeps them coming back…" Yet, most people believe that studios lack this sense of community. At GRIT, we provide this. Furthermore, 78% of millennials would choose to spend money on an "experience or event" over buying a product, according to a study conducted by Harris. At GRIT, 85% of our customers are millennials.
How many locations do you have? Where?	Currently, we have one location in New York City at 9 East 16th Street (between 5th Ave. & Union Square Park). Union Square is known as the epicenter of NYC's health and wellness scene with 100+ fitness studios, gyms, athleisure retailers, healthy eateries and juice shops. In fact, Union Square sees 350K visitors a day. This means a lot of foot traffic for GRIT BXNG. Moreover, our location is accessible via public transportation. Every major subway line runs through Union Square.
How much does GRIT BXNG cost?	One class costs $36. Introductory offers, class packages and memberships are also available. Feel free to check out our pricing at https://www.gritbxng.com/

What am I investing in?

In conjunction with Republic, we are giving the general public a chance to buy stock in GRIT BXNG. GRIT holds a lease on Market Street in San Francisco for its next location. GRIT is examining potential locations in areas of the Upper East Side for a 3rd location. We are also working on a GRIT At-Home Product.

EXHIBIT E
Form of Security

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Work Hard Play Hard Train Hard, Inc.

Subscription Agreement for
Omnibus Common Stock Investment Agreement

Series 2020

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Work Hard Play Hard Train Hard, Inc., a Delaware corporation (the "**Company**"), effective as of [Date of Subscription Agreement]. In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes to purchase shares of the Company's common stock, par value $0.001 per share (the "**Common Stock**") at a price per share of $2.97 for a total aggregate subscription amount (the "**Subscription Amount**") of $[_____] (the "**Subscription**"). The Subscription Amount shall be represented by a pro rata beneficial interest (based on the Subscription Amount) in the Omnibus Common Stock Investment Agreement, in the form attached hereto as Exhibit A (the "**Omnibus Common Stock Investment Agreement**"), issued by the Company to the trustee and custodian designated in the Omnibus Common Stock Investment Agreement.

2. **General Terms and Conditions.**

    (a) *Acceptance and Conditions.* The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. This Agreement shall be validly executed and become a binding and fully enforceable agreement between the Company and the Subscriber upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal (as defined in Exhibit A) hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's Form C (as defined below); (iii) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the trustee and custodian designated in the Omnibus Common Stock Investment Agreement (or in the event Subscriber already has a custodial account with such trustee and custodian, verification of such); (iv) Subscriber's delivery of an executed counterpart of this Agreement and the proxy agreement attached hereto as <u>Exhibit B</u> (the "**Proxy Agreement**"); and (v) the Company counter-signing this Agreement and the Proxy Agreement.

(b) *Nature of Interest in Omnibus Common Stock Investment Agreement*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Common Stock Investment Agreement. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, with any voting, information or inspection rights not explicitly provided by the Omnibus Common Stock Investment Agreement (or the Subscriber's beneficial interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Common Stock Investment Agreement.

(c) *Limitation on Participation in Company Affairs*. Nothing in this Agreement shall be construed to provide the Subscriber, as a holder of a beneficial interest in the Omnibus Common Stock Investment Agreement, with any right to vote, receive information, conduct inspections or receive dividends or be deemed the holder of Common Stock for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless otherwise specified in <u>Exhibit A</u>

3. **Closing.** The closing of the transaction(s) contemplated hereby will occur in accordance with the terms stated in the Company's offering statement on a Form C and its exhibits, as filed with the U.S. Securities and Exchange Commission in connection with the offer and sale of securities hereunder (the "**Form C**").

4. **Subscriber Representations.** By executing this Agreement, the Subscriber hereby represents and warrants to the Company as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(c) The Subscriber hereby acknowledges that the Subscription is irrevocable and, if Subscriber is a natural person, shall survive Subscriber's death, disability or other incapacity.

(d) The Subscriber hereby acknowledges that the Company has complete discretion to accept or to reject this Agreement in its entirety, either directly or through its agents, and shall have no liability for any rejection of this Agreement.

(e) The Subscriber has been advised that the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Subscriber understands that neither the Omnibus Common Stock Investment Agreement (nor the Subscriber's beneficial interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF (as defined in Exhibit A), in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its beneficial interest in the Omnibus Common Stock Investment Agreement and the securities to be acquired by the Subscriber thereunder shall be subject to the terms and conditions set forth in the Omnibus Common Stock Investment Agreement, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Common Stock Investment Agreement.

(f) No "bad actor" disqualification event is applicable to the Subscriber or, to the Subscriber's knowledge, any person, with respect to such Subscriber as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, listed in the first paragraph of Rule 506(d)(1), except for a disqualification event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.

(g) The Subscriber is purchasing its beneficial interest in the Omnibus Common Stock Investment Agreement and the securities to be acquired by the Subscriber thereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(h) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the custodian and trustee pursuant to a valid and binding custody account agreement.

(i) The Subscriber is making the Subscription, and purchasing its beneficial interest in the Omnibus Common Stock Investment Agreement, in compliance with the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(j) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities.

(k) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its beneficial interest in the Omnibus Common Stock Investment Agreement, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Common Stock Investment Agreement and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Omnibus Common Stock Investment Agreement and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(l) Unless otherwise specified in Exhibit A: (i) the Subscriber understands and acknowledges that as the holder of a beneficial interest in the Omnibus Common Stock Investment Agreement, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations; (ii) the Subscriber understands and agrees that its beneficial interest in the Omnibus Common Stock Investment Agreement does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder; and (iii) the Subscriber acknowledges and agrees that the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Common Stock Investment Agreement in its sole and absolute discretion.

(m) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Common Stock Investment Agreement.

(n) The Subscriber understands that its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Subscriber may dispose of any of the securities issued to it by the Company only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Subscriber understands that the Company has no obligation or intention to register any of the securities issued by the Company, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the securities become freely transferable, a secondary market may not develop for the beneficial interests in the Omnibus Common Stock Investment Agreement and/or underlying securities. Consequently, the Subscriber understands that the Subscriber must bear the economic risks of its investment in the Omnibus Common Stock Investment Agreement for an indefinite period of time.

(o) The Subscriber agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of its investment in the Omnibus Common Stock Investment Agreement or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p) The Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual that is, or is employed by or associated with an entity that is, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Common Stock Investment Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(q) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask the Company questions about its business plans, "Risk Factors," and all other information presented in the Form C.

(r) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its beneficial interest in the Omnibus Common Stock Investment Agreement; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Omnibus Common Stock Investment Agreement and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities.

(s) If the Subscriber is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance of the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(t) Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties made by Subscriber herein, and that the Company is relying on such representations and warranties and covenants in making the determination to accept or reject this Agreement. Subscriber hereby agrees to indemnify and hold harmless the Company and each employee and agent thereof from and against any and all losses, damages or liabilities due to, or arising out of, a breach of any representation or warranty or covenant of Subscriber contained in this Agreement.

(u) The foregoing representations and warranties are true and accurate as of the date hereof and shall survive such date. If any of the above representations and warranties shall cease to be true and accurate prior to the acceptance of this Subscription Agreement, Subscriber shall give prompt notice of such fact to the Company by facsimile or e-mail specifying which representations and warranties are not true and accurate and the reasons therefor.

5. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be in New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers.

- 6 -

Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

6. **Miscellaneous.**

   (a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

   (b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

   (c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the custodian and trustee in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated custodian and trustee; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

   (d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

   (e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

   (f) All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement constitutes the entire agreement between the Subscriber and the Company relating to the Omnibus Common Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Common Stock Investment Agreement applicable to Holders (as defined in Exhibit A).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered

SUBSCRIBER:

By: _____

    Name: [Investor Name]
    Title: [If Applicable]
    Address:
    Email:
    Phone #:

Accepted and Agreed:

COMPANY:

WORK HARD PLAY HARD TRAIN HARD, INC.

By: _____

    Name: William Zanker
    Title: President and Chief Executive Officer
    Address: 9 East 16th Street, New York, New York 10003
    Email:

FORM OF OMNIBUS COMMON STOCK INVESTMENT AGREEMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES ISSUABLE PURSUANT HERETO MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

Work Hard Play Hard Train Hard, Inc.

Omnibus Common Stock Investment Agreement

Series 2020

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests in the securities issuable pursuant hereto (the "**Subscribers**") of up to an aggregate subscription amount of $1,091,398.91, Work Hard Play Hard Train Hard, Inc., a Delaware corporation (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian and trustee ("**Prime Trust**"), the right to certain shares of the Company's Common Stock (as defined below), subject to the terms set forth below. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Subscription Agreement to which this Omnibus Common Stock Investment Agreement is attached.

1. **Definitions.**

"**Common Stock**" shall mean the Company's common stock, par value $0.001 per share.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a beneficial interest in this instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding, as promulgated under Section 4(a)(6) of the Securities Act.

2. Company Representations.

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the securities issuable pursuant to Section 1 of the Subscription Agreement for Omnibus Common Stock Investment Agreement.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the

Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Common Stock Investment Agreement.

3. Prime Trust Representations. Prime Trust has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

4. Grant of Proxy.

(a)   The Subscriber, and any successors or assigns of the undersigned (the "**Grantor**") (to the fullest extent permitted by applicable law) appoints William Zanker, the Chief Executive Officer of the Company (such person, the "**Proxy**"), or any other designee of the Proxy, as the sole and exclusive attorney and proxy of Grantor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights (to the fullest extent that Grantor is entitled to do so), if any, with respect to all shares of capital stock of the Company that now are, or hereafter may be, beneficially owned by Grantor, and any and all other shares of capital stock or securities of the Company issued or issuable in respect thereof on or after the date hereof (collectively, the "**Proxy Shares**") in accordance with the terms of this Section 4.

(b)   The Proxy Shares beneficially owned by Grantor as of the date hereof constitute each Subscribers' pro rata beneficial interest (based on the Subscription Amount) in the Omnibus Common Stock Investment Agreement. Upon Grantor's execution of this Agreement, any and all prior proxies (other than the proxy granted in this Section 4) given by Grantor with respect to the Proxy Shares are hereby revoked and Grantor agrees not to grant any subsequent proxies with respect to the Proxy Shares or enter into any agreement or understanding with any person to vote or give instructions with respect to such subject matter in any manner inconsistent with the terms of this Omnibus Common Stock Investment Agreement for as long as the Proxy Shares are outstanding.

(c)   The proxy granted under this Section 4 is irrevocable (to the fullest extent permitted by applicable law), is coupled with an interest sufficient in law to support an irrevocable proxy, is granted pursuant to this Omnibus Common Stock Investment Agreement. The attorney and proxy named above is hereby authorized and empowered by Proxy, at any time, to act as Grantor's attorney and proxy to vote the Proxy Shares, and to exercise all voting and other rights of Grantor with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents and the right to consent to any actions constituting protective provisions or other veto rights in the Company's Operating Agreement or elsewhere), at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting. All authority herein conferred shall survive the death or incapacity of Grantor and any obligation of Grantor hereunder shall be binding upon the heirs, personal representatives, successors and assigns of Grantor. The proxy granted in this Section 4 is coupled with an interest as aforesaid and is irrevocable. This irrevocable proxy may not be amended or otherwise modified without the prior written consent of the Subscriber and the Proxy.

5. Transfer Restrictions.

(a)   In connection with an initial public offering of Common Stock by the Company, including without limitation a public offering of securities pursuant to Regulation A promulgated under the Securities Act (an "**IPO**"), unless not required by the managing underwriter or lead placement or selling agent of the IPO, during the period commencing on the date of the final prospectus or offering circular relating to a IPO and ending on the date specified by the managing underwriter or lead placement or selling agent, not to exceed one hundred and eighty (180) days from the date of the final prospectus or offering circular relating to the IPO, neither Prime Trust nor any Holder shall: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately prior to the effectiveness of the registration statement or qualification of the offering circular for the IPO; or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. Each Subscriber through their authorized agent, Prime Trust, hereby grants the Company an irrevocable power of attorney to enter into any such lock-up agreement in such Subscriber's name in connection with an IPO.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY

AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)	No portion of this instrument (or any beneficial interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)	There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)	The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)	No disposition of this instrument (or any beneficial interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)	The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Common Stock Investment Agreement (or any beneficial interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Information Rights. The Company shall furnish to Prime Trust books and records, as required by Delaware law and the Company's bylaws, upon Prime Trust reasonable request, which shall be made when the number of beneficial interest holders of this Omnibus Common Stock Investment Agreement, constituting a majority of beneficial interest holders make sure request. In order to constitute a majority of beneficial interest holders, a majority of the underlying Subscribers in this Omnibus Common Stock Investment Agreement must petition Prime Trust, in writing, within any thirty (30) calendar days, to make a books and records request upon the Company, upon meeting such requirement, Prime Trust shall make such request, in accordance with the notice provisions herein and if accepted, the Company shall provide the requesting beneficial interest holders, as identified by Prime Trust, the books, records or other information request, directly.

7. Miscellaneous.

(a) Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their beneficial interests in this instrument for Omnibus Common Stock Investment Agreements in certificated form.

(b) Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Common Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Omnibus Common Stock Investment Agreements.

(c) Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the beneficial interests of the Holders).

(d) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) Prime Trust is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Common Stock for any purpose, nor will anything contained herein be construed to confer on Prime Trust, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts.

(i)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, N.Y.. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Omnibus Common Stock Investment Agreement to be duly executed and delivered.

WORK HARD PLAY HARD TRAIN HARD, INC.

By: _____
    Name: William Zanker
    Title: President and Chief Executive Officer
    Address: 9 East 16th Street, New York, New York 10003
    Email:

PRIME TRUST, LLC,
As Trustee and Custodian

By: _____
    Name: Whitney White
    Title: Executive Trust Officer
    Address: 330 S. Rampart Blvd. Ste. 260, Las Vegas, Nevada, 89145, United States
    Email: portals@primetrust.com

FORM OF PROXY

Irrevocable Proxy

Reference is hereby made to that certain Subscription Agreement ("***Subscription Agreement***") and that certain Omnibus Common Stock Investment Agreement (the "***Omnibus Common Stock Investment Agreement***") dated [Date of Omnibus [INSTRUMENT]] between Work Hard Play Hard Train Hard, Inc., a Delaware corporation (the "***Company***"), and Prime Trust, LLC, as custodian and trustee ("***Prime Trust***"), in which the undersigned (the "***Holder***") holds a beneficial interest. In connection with the Holder's beneficial interest in the Omnibus Common Stock Investment Agreement pursuant to the Subscription Agreement and the Omnibus Common Stock Investment Agreement, the Holder and Prime Trust hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    a. With respect to all of the securities issued by the Company in which Prime Trust acts as custodian for the Holder as of the date of this irrevocable proxy or any subsequent date (the "***Shares***"), subject to the terms of Section 4 of the Omnibus Common Stock Investment Agreement, the Holder hereby grants to Prime Trust an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that Prime Trust may determine in its sole and absolute discretion. For the avoidance of doubt, Prime Trust, as the custodial holder ("***Custodial Holder***") of the irrevocable proxy (rather than the Holder), will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote by order of law. Prime Trust, as the Custodial Holder, hereby agrees to vote (with respect to the Shares, if any, consistently with the majority of the Common Stock on which such Shares are based. This proxy revokes any other proxy granted by the Holder at any time with respect to the Shares.

    b. The Custodial Holder shall have no additional or implied duty, liability or obligation whatsoever to the Holder arising out of the Custodial Holder's exercise of this irrevocable proxy. The Holder expressly acknowledges and agrees that (i) the Holder will not impede the exercise of the Custodial Holder's rights under this irrevocable proxy and (ii) the Holder waives and relinquishes any claim, right or action the Holder might have, as a stockholder of the Company or otherwise, against the Custodial Holder or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Holder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Holder represents and warrants to the Custodial Holder as follows:

   a. The Holder has the all necessary rights, power and authority to execute, deliver and perform the Holder's obligations under this irrevocable proxy. This irrevocable proxy has been duly executed and delivered by the Holder and constitutes such Holder's legal and valid obligation enforceable against the Holder in accordance with its terms.

   b. There are no proxies, voting trusts or other agreements or understandings to which such Holder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Holder has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. **Equitable Remedies**. The Holder acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Custodial Holder may be enforced by a decree of specific performance issued by arbitration pursuant to the Subscription Agreement and the Omnibus Common Stock Investment Agreement, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Custodial Holder may otherwise have available.

5. **Defined Terms.** All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Omnibus Common Stock Investment Agreement.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) Holder and (ii) Custodial Holder.

7. **Assignment**.

   a. In the event the Holder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Holder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Custodial Holder substantially identical to this irrevocable proxy.

   b. The Custodial Holder may transfer its rights as the custodial holder under this instrument after giving prior written notice to the Holder *provided* such assignee must be a qualified trustee and custodian.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this irrevocable proxy to be duly executed and delivered.

INVESTOR:

By:_____
      Name: [Investor Name]
      Title; [If Applicable]
      Date:

Prime Trust, LLC

By: _____
      Name: Whitney White
      Title: Authorized Signatory
      Date:

EXHIBIT F
Video Transcript

GRIT BXNG video transcripts

Header video:

Tell us what the workout is consisting.

Well, the workout is 50 minutes, full-body, high-intensity. It's always boxing, treads and weights in every single class. There's space for 54 people. It's just an amazing calorie burn. There's fun boxing combinations. There's a screen which shows you how to do everything. Basically, you don't need to have any boxing experience.

Great.

The margaritas have electrolytes in them so you can feel good after your class. We also have mocktails. We have cold brew, kombucha, hard kombucha, kale martinis, just fun drinks.

We've consistently grossed on average $300,000 per month. The store was profitable on an EBITDA basis from January through March. We're doing three-and-a-half to four-million dollars in revenue. In February and the beginning of March, we ran at 81% capacity and 92% capacity on the weekends, that's 380 people on average per day.

[inaudible 00:01:35].

We've been written about in major national publications.

Make some noise!

Boutique fitness is on fire.

I haven't been this excited about working out since probably SoulCycle opened up.

I'm a serial entrepreneur. I started The Learning Annex. I've had major [inaudible 00:02:34]. It's always important to find the right job for you. What I've assembled is some of the greatest strategic investors. I brought in Tony Robbins, who's been a dear friend of mine for over 40 years. I brought in Pitbull, not only as an investor, but a brand ambassador. I brought in Tim Draper. You got to know who he is. He's one of the great VCs out there. I also brought in Lucy Guo. She's going to help us with GRIT at home.

Join us right now while we're still small. This is your opportunity. We just started raising money on republic.co. We want you to be a part of this national fitness chain. Are you in?

ABC World News video:

Coming up, the gym with a full bar.

We're checking it out next on World News Now.

Kenneth's inner Philly spirit is twitching right now.

You know it is.

That song is triggering for you?

Yo Adrian.

Well, nothing gets us in the mood for boxing more than Rocky.

But this morning we're learning about a new kind of boxing gym that's nothing like your dad's gym. It has a full bar. So maybe it is like my dad's gym. Anyway, Will Ganss checked it out.

The hottest new group fitness class has it all. Boxing, treadmills, weight training, a full bar. Wait, what? Yeah, more on that later. We got to sweat first. So, what is Grit Boxing?

We're the only gym with three modalities. So we have boxing, treadmills, and weights. It's a killer workout. We knew that it had to be full body. It needed to be a one stop shop for your entire workout.

That workout, which promises to burn about 700 calories in just 50 minutes, developed by Ediva Zanker. Her dad Bill is the brains behind the business, bringing in big names like Tony Robbins and Pitbull to get Grit going. Bill, making sure Grit's instructor salaries pack a punch of their own.

We auditioned over 500 instructors. Instructors flew in from Tel Aviv, from London, from Moscow, and we picked the best nine. We get them from all over because we pay up to a thousand dollars an hour. Thousand dollars an hour for our instructors, because they're worth it.

And the studio itself, also looking like a million bucks. Literally. That's how much this anchor fam spent on the lights, sound and bling inside the studio. But what about the workout itself? Time for me to put my money where my mouth is. Float like a butterfly, sting like a bee. Let's do this baby. First station, boxing. Minutes into the class, sweating like crazy. Though that could have been my proximity to the instructor, Anthony. Next station, the floor. Squats, pushups, and weights. If you feel the need to bust a move... you're allowed to. And station three, treadmills. The instructor guiding you through a series of sprints, runs, and recoveries. But before class is over, a lightning round. One last chance to burn calories in each station one final time. And when that's finally over, you're ready for a celebration. And luckily you don't have to travel too far to treat yourself. Grit is the only workout studio with a full bar. And that's where the third member of this anchor fam comes in. Dylan. Ditching the post gym Gatorade for some drinks with a little more, well, grit.

The Margarita's have electrolytes in them, so you can feel good after your class. We also have mocktails. We have cold brew, kombucha, hard kombucha, kale martinis, just fun drinks.

The drinks specifically designed for an after workout boost. And after that class and all that hard work, they certainly taste a whole lot sweeter. Gin and tonic, anyone? So it's easy to spot the Grit studio on the streets of NYC. Just keep your eyes peeled for the punching bag and gloves covered in Swarovski crystals. The gym's window display was actually designed by Bergdorf window designer Sarah Sparkles. Plenty of bling, so it feels like a Hollywood workout, but it won't break the bank like a big shot personal trainer might. Classes cost about 30 bucks each. Kenneth, Mona.

That is something else. Thank you Will. Would you try that?

I could do that. No, I would just meet you for drinks at the end.

Yeah, so we'll just go to the bar, essentially.

Listen.

There you go.

Actually, 36 bucks is pretty affordable compared to other gyms, right?

Not bad.

Tony Robbins video:

Hey out there. If you're not familiar with GRIT, get your ass over there. We'll have the time of your life. You'll have the best workout of your life, and you'll get stronger. Listen, in life it's all about passion, right? So, come here and join us in the passion and feel what it feels like to have a workout that blows you away and you feel good during it and after. Blessings.

Grant Cardone video:

Man, one of the greatest in the world right here.

Right here.

Living legend.

Grant Cardone.

No, takes one to know one.

Love you.

I love you, man. You guys if you guys don't follow this guy, by the way Grit Bxng. This is an opportunity. I talked this guy into creating an opportunity for you to invest in the boxing business. His business is blowing up, it is freaking off the rails. I'm going to give you a link below. Make sure you give them a link.

Okay.

How you can get involved. It's a good dude right here, big long track record, Grit Bxng. If you Google search it, you'll see all this press they've got.

You'll see who's in it.

Check it out. Grit Bxng. Pitbull's involved, Tony Robbins, Bill Zanker. Bill's been doing speakers and the event business for what?

40 years.

Since [inaudible 00:00:44].

I love you.

Check out this investment. He actually got inspired because of what I'm doing at Cardone Capital. Oh my god. Look, man. Right there. Can you see it? Look, you're not going to get rich without making investments. You got to put your money at risk. Money's garbage, use it to leverage people that have done a bunch of work to get it to work so it has babies, it grows up, and it takes care of you in your old damn age.

Love it. Thank you.

Bill Zanker, Grit Bxng. Check it out.

Thank-

Grit client testimonial 1:

Amazing. I haven't been this excited about working out since probably Soul Cycle opened up.

And what's the best part of GRIT BXNG?

Oh my God, the studio is insane. The music, the light system, it's incredible. The workout flies by. You don't even feel like you're working out.

Thank you.

Love it.

Grit client testimonial 2:

Go on.

I'm not crying.

It's okay. Tell me about it.

No. I lost 30 pounds taking GRIT, taking Anthony Cortelli's classes, because he's the best. He has this motivation and energy that I've never had. And then also GRIT is just community. It's a family. And I've never taken 50 classes anywhere else, but I've done gyms and classes and studios, but this is the only one that has changed my life. So thank you.

Thank you.

Pitbull video:

Keep it up! Let's go, let's go!

Oh my goodness! Who we got? Mr. 305 in the house! Pitbull, welcome.

I'm doing amazing. How are you? Thank you so much for joining.

[inaudible 00:00:25]

Yo, first of all, I didn't want to mess up the workout or nothing like that. Thank you so much for [inaudible 00:00:31]. To everybody here, great, appreciate the support. I'm not much of a boxer, but I'm one hell of a motherfucking fighter. I'll tell you that much.

To everybody here, it's just good to create an ambience where you guys can have fun, escape, enjoy, get some self-defense in and, more than anything, kick some fucking ass.

Have a great one, and my bad for disturbing the great workout. Great job. Once again, thank you guys so much for the support. I appreciate y'all.

Thank you so much, man.

I appreciate it. Man, this is beautiful.

Now, where were we?